
11005340

WILSON
Bank & Trust
Community Financial Centers

PILLARS OF SERVICE

Serving our Neighbors and Impacting our Communities











2010 ANNUAL REPORT


WILSON
Bank & Trust

Setting a Standard in Service

The word 'service' can have a number of different meanings, and there may be no limit to the number of ways a person or organization can serve others. But while the definitions may be difficult to quantify, it is possible to see, measure, count, report and even enjoy the results of effective service, especially when it is delivered with sincerity, consistency and consideration.

That's been our experience at Wilson Bank & Trust, where part of our core mission is to provide high-quality service to shareholders, customers and communities. Judging from the results, like our customers' positive feedback and our status as a Bauer Financial five-star bank for seven straight quarters, quality service has had a real impact.

WILSON BANK AND TRUST

2010 ANNUAL REPORT

Table Of Contents

For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, Tennessee 37087
(615) 444-BANK (2265)

PILLARS OF SERVICE

Serving our Neighbors and Impacting our Communities


WILSON
FAMILY ENTERTAINMENT SERIES



BOARD OF DIRECTORS

Standing from left: James Anthony Patton, Jack Bell, Jimmy Comer, Jerry Franklin, Mackey Bentley, John R. Trice, John Freeman

Seated from left: Harold Patton, Elmer Richerson, Randall Clemons, Charles Bell, Bob VanHooser

Charles Bell
Horn Springs Angus Farm

Jack Bell
Jack W. Bell Builders, Inc.
Chairman — Wilson Bank Holding Company

Mackey Bentley
Bentley's Air Conditioning, Inc.

Randall Clemons
President/CEO — Wilson Bank Holding Company
Chairman/CEO —Wilson Bank & Trust

Jimmy Comer
Comerica Enterprises

Jerry Franklin
Retired Businessman

John Freeman
Retired Businessman

Harold Patton
Retired Businessman

James Anthony Patton
Mid Tenn Technologies

Elmer Richerson
Executive Vice President — Wilson Bank Holding Company
President — Wilson Bank & Trust

John R. Trice
Businessman/Farmer

Bob VanHooser
Retired Banker







EXECUTIVE MANAGEMENT TEAM

Standing from left: Larry Squires, Senior Vice President/Certified Financial Planner™ & Raymond James Branch Manager; Clark Oakley, Senior Vice President/East Region; John Goodman, Senior Vice President/West Region; Ralph Mallicoat, Senior Vice President/Senior Credit Officer; Barry Buckley, Senior Vice President/ Southern Region; Mac Griffin, Senior Vice President/Regulatory; Scott Jasper, Senior Vice President/Central Region; Ken Dill, Senior Vice President/Senior Lender; Christy Norton, Senior Vice President/Operations

Seated from left: John McDearman, Executive Vice President; Lisa Pominski, Senior Vice President/CFO; Randall Clemons, Chariman/CEO; Elmer Richerson, President; Gary Whitaker, Executive Vice President

MISSION STATEMENT

The mission of Wilson Bank Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide a proper return on assets. Great things happen when management, employees and directors work together as a team.



TO OUR SHAREHOLDERS

The year of 2010 was a continuation of difficult economic times for our nation and one which continued to impact banks throughout our country. The current economic times have touched everyone in some way but our strong earnings and capital have lessened this impact.

The total assets of the 23 offices of Wilson Bank & Trust totaled $1.488 billion as of December 31, 2010. This represents a $24 million growth which was a small increase for us as we chose to minimize our growth due to very low loan demands in our present time. This resulted in continued strong earnings which would have been better if not for having increased our loan loss reserve by $5.5 million.

Our net earnings of $9 million were strong compared to peers and allowed our capital to continue to grow to support our future growth plans. We were able to increase our book value by $.45 per share while paying 48% of earnings in dividends. The market value of your stock increased by $2.00 per share while having a return on equity of 6.44 %.

During 2010 we prepared an expansion plan for 2011 which we expect will continue to enhance our market share and value of our company. We are completing construction of our Providence Office which will open in late April. This office is in one of Tennessee's strongest growth areas and we envision great opportunities for this location.

We were able to purchase an existing bank building in Gallatin which allows us to now be in every county that borders Wilson County. We are currently hiring an experienced bank team to lead us as we go into this new growing market.

We are also currently remodeling a building we purchased close to our Jackson Heights Office in Murfreesboro which will become our Rutherford County main office. This office will greatly increase our operations and growth in this area and will replace the leased facility we have been using.

As we look forward to 2011, we have developed an obtainable budget, a strong growth plan and will continue operating in a conservative manner. The theme of our 2010 Annual Report is "Pillars of Service" and you will see that our focus will continue to be first-class service, remain strong financially and give back to each community we serve.

Sincerely,

Randall Clemons
President/CEO
Wilson Bank Holding Company
Chairman/CEO— Wilson Bank & Trust

Elmer Richerson
Executive Vice President
Wilson Bank Holding Company
President— Wilson Bank & Trust






LISA MULLINS
ASSISTANT OFFICE MANAGER

Customer Service

At Wilson Bank & Trust Community Financial Centers, customer service is not just a vague policy encouraged by management. Printed 'service standards' outline the bank's expectations in writing for all employees, so nothing is taken for granted when it comes to how patrons are treated. But that's only the beginning, because great customer service means taking a real interest in customers, and that's where WB&T often stands apart. More times than not, our friendly employees have the chance to really get to know the person on the other side of their window or desk, and can better serve them because of it.







Bank Programs

With an emphasis on giving customers the best possible experience during each transaction, it's natural to expect us to go above and beyond in the area of product-related programs... and we do. In-School Banking at Wilson Bank & Trust is in its 10th year of helping elementary students learn to save money and manage it wisely, and this special service is now offered at more than 40 area schools. The Solid Gold Club offers something extra for senior adults ages 50 and above through discounted travel opportunities, health fairs and social gatherings in each of the bank's service areas.



Bank Events



Wilson Bank & Trust's commitment to developing and enhancing relationships has led to a winning formula for hosting its own events, a practice that is carried out bank-wide. With roots in the bank's first Oktoberfest, this tradition now includes Family Fun Days in every part of the service area, plus other bank-organized events like Construction Expo, Senior Citizens Day, Community Shred Days, a series of outdoor summer movies, Santa and Easter Bunny visits and more. Every office and employee shares some responsibility in offering the public a good, clean, enjoyable experience at our proprietary special events.








Wilson County
The Place To Be!
Tennessee
wilsoncountytn.org



Community Events

Staying involved in all kinds of community gatherings is part of a day's work at Wilson Bank & Trust. Within the bank's service area, wherever there's a Christmas parade, a Chamber function, a back-to-school event or especially a county fair, you can expect your neighborhood bank to have a prominent role. The bank is also a leader in other efforts to promote its communities, like the 'Wilson County: The Place To Be' campaign, which was officially announced at a luncheon on the grounds of the Main Office in May 2010.


Emerson Heating
Products
Fight Like a Girl
Fight Like a Girl


Bank on us.
Smith County




Date April 9, 2010
Pay to the Order of American Cancer Society $ 2,500.00
Two Thousand Five Hundred 00/100 Dollars
WILSON
Bank & Trust
Randall Clemons CEO


Parents and Students of
West Elementary
WILSON
Bank & Trust
2009


JACKETS
5

Corporate Giving

From the Wilson Bank & Trust perspective, serving the community includes giving back a portion of its many blessings to benefit others, so financial contributions are always part of the service equation. Through numerous donations and sponsorships, WB&T supports causes ranging from education to cancer care, and everything between.

To help identify local needs, the business and community leaders who are part of WB&T's community councils serve as the eyes and ears of the bank, and their observations have led to the initiation of many beneficial bank-guided projects over the years.









Volunteerism

A giving spirit throughout the Wilson Bank & Trust organization lends itself to employing staff members who have the same outlook. On their own or through the bank's contacts in the community, members of the bank family frequently find time to give a little extra of themselves to help others, whether it means volunteering for an improvement project, talking to youth about saving money, participating in Relay for Life or just being a good listener for a customer in need. Employees of WB&T are encouraged to take initiative whenever an opportunity to serve arises.




COMING 2011
OFFICE OF
WILSON
Bank & Trust

Gallatin office opening 2011



Jackson Heights office moving
to N.W. Broad Street 2011



Providence office opening 2011

Expanding Our Reach

As we continue to discover more ways to serve the communities we've supported for years, we're also looking forward to serving a whole new group of Middle Tennesseans in 2011. In the growing Mt. Juliet market, new and existing customers will enjoy the convenience of a WB&T location in the heavily-traveled Providence area. In the summer, Wilson Bank & Trust will establish a presence in Sumner County for the first time with a new office in Gallatin. And in the expanding market of Rutherford County, the Jackson Heights office in Murfreesboro will be moving to a larger new building along a main thoroughfare.

As a host of new customers get to know Wilson Bank & Trust, they'll become familiar with a brand of banking that revolves around service— in all its many forms.



PILLARS OF SERVICE

WILSON Bank & Trust

WILSON

Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Baddour Office
1444 Baddour Parkway West
Lebanon, TN 37087
444-7560

Tennessee Boulevard Office
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Super Banking Center
Wal-Mart Supercenter
615 South Cumberland
Lebanon, TN 37087
443-6293

Castle Heights Avenue North Office
1130 Castle Heights Avenue North
Lebanon, TN 37087
443-0492

Watertown Office
402 Public Square
Watertown, TN 37184
237-3302

Gladeville Office
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Mt. Juliet Office
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

Hwy. 70-Mt. Juliet Office
11835 Lebanon Road
Mt. Juliet, TN 37122
773-7841

Leeville-Hwy. 109 Office
440 Highway 109 North
Lebanon, TN 37090
453-1086

Mortgage Center
1436 West Main Street
Lebanon, TN 37087
444-2824

Providence Office *COMING SOON!*
South Mt. Juliet Rd.
Mt. Juliet, TN 37122
773-7900

WILSON Bank & Trust

DAVIDSON

Hermitage Office
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Donelson Office
217 Donelson Pike
Donelson, TN 37124
232-5925

McKendree Village Office
4343 Lebanon Road, Suite 116
Hermitage, TN 37076
871-8550

RUTHERFORD

Jackson Heights Office
802 N. W. Broad Street
Murfreesboro, TN 37129
867-7777

Memorial Boulevard Office
3110 Memorial Boulevard
Murfreesboro, TN 37129
904-6350

South Church Street Office
2640 South Church Street
Murfreesboro, TN 37127
904-6330

Smyrna Office
210 Commerce Drive
Smyrna, TN 37167
904-6300

SUMNER

Gallatin Office *COMING SOON!*
455 West Main Street
Gallatin, TN 37066
442-1470

TROUSDALE Bank & Trust

Hartsville Office
127 McMurry Boulevard
Hartsville, TN 37074
374-4133

DeKalb Community Bank

Smithville Office
576 West Broad Street
Smithville, TN 37166
597-4663

Alexandria Office
306 Brush Creek Road
Alexandria, TN 37012
529-4663

Auburntown ATM
508 Poplar Bluff East
Auburntown, TN 37016

Community Bank of Smith County

Carthage Office
1300 Main Street North
Carthage, TN 37030
735-3990

Gordonsville Office
7 New Middleton Highway
Gordonsville, TN 38563
683-3990


COMING SOON!
SUMNER
Gallatin
TROUSDALE
Hartsville
Carthage
SMITH
Gordonsville
Castle Hts. Av. N.
Baddour Pkwy.
Main
Hwy. 70
Mortgage Center
TN. Blvd.
Mt. Juliet
Super Banking Center
Hermitage
Donelson
McKendree Village
Providence
Leeville 109
DAVIDSON
WILSON
Gladeville
Watertown
Alexandria
DEKALB
Smithville
Smyrna
Memorial Blvd.
Jackson Heights
RUTHERFORD
South Church St.
Auburntown
CANNON

Full Service Saturday Banking

Internet Office
www.wilsonbank.com



WILSON Bank & Trust

Community Financial Centers

TROUSDALE Bank & Trust — DeKalb Community Bank — Community Bank of Smith County

Offices of Wilson Bank & Trust Lebanon, TN

COMMUNITY BOARDS & COUNCILS

WILSON Bank & Trust
COMMUNITY COUNCIL

Lebanon
Kevin Bass
David Brooks
Anna-Lee Cockrill
Jimmy Crawford
Deanna Dodd
Chris Dowell
Jamie Johnson
Dorie Mitchell
Ron Nowling
Nick Painter
Jnae Partlow
Lee Pettross
Dr. Sharon Roberts
Heath Thorne
Steve Wilson

Watertown
Brenda Allison
Lounita Howard
Peggy Simpson
Michael Summers
Scott Walker
Pat Wood

Gladeville
Tom Davis
William H. Denney
Dr. Mike Harris
Bernard "Win" Keith
Telena Martin
Glenn Segroves
Clint Smith
Cathy York

Mt. Juliet
Paula Bussell
Carolyn Eakes
Randolph Moore
Kevin Mosley
Jeff Rowlett
Peter Schulert
Judy Spicer
Harold Sutton
Don Wharton
R. Scott Williams

Leeville
Kevin Brummett, DVM
Randy Hall
Wayne Hardy
J. Gary Jones
Claude Jordan
Kevin Dean Lasater
Carol S. Thayer
Danny Tomlinson
Eddie Tomlinson

Donelson/Hermitage Advisory Board
Don Bass
Frank Batson
Luther Clemons
Don Henderson
Bill Lafollette
Doug Raines
Jane Schnelle
George Thomas
Brad Upchurch

Rutherford County Community Board
Joyce Ewell
Angela Greene
Beth Jennings
William Jordan
Edwin McKnight
Hoyte Owen, Jr.
John O. Phillips
Derek Raborn
Stan Vaught
Jarrod Ward
Patricia Whitaker

TROUSDALE Bank & Trust

Community Board
Mark Beeler
Mike Cornwell
Sandy Ford
Jerry Helm
Kenny Linville
Ron Moreland

Community Bank of Smith County

Carthage & Gordonsville Offices—Community Board
Charles Bell
Jimmy Comer
Phyllis Eckel
Mack Gann
Charlie Bob Hughes
Ben Lynch
Richard Rutherford, MD
Steve Wilmore, Chairman

DeKalb Community Bank

Smithville & Alexandria Offices—Community Board
Bryna Ashford
Jack Bell
Phillip Cantrell
W. Michael Corley
Mike Foster
Larry Knowles
Jeff McMillen, Chairman
John R. Trice
Robert Van Hooser

Smithville Community Council
Brenda Billings
Lynn Caldwell
Jeff Cantrell
Richard Close
DeDe Johnson
Ryan Magness
Gordon Parham
Jerry Scott

Alexandria Community Council
Jennifer Adams
Ralph Agee, Jr.
Harold Ashford
Mason Carter
JoAnn Floyd
Anthony Griffith
Wanda Hillesheim
Jimmy Mullinax
Lou Ann Snyder

OFFICERS

Cynthia Agee	Vice President	Smithville
Lynne Agee	VP/Mortgage Loan Underwriter	Mortgage Center
Mary Allen	CSR Officer	Gordonsville
Curt Baker	Loan Officer	Main Office-Loan Dept.
Ricky Baker	Assistant Office Manager	Alexandria
Ron Ballard	Residential Loan Officer	Main Office-Loan Dept.
Kevin Bandy	AVP/Office Manager	Alexandria
Gentry Barnes	DeKalb County President	Smithville
Lisa Beal	Loan Officer	Hartsville
Colleen Blane	Assistant Office Manager	Memorial Blvd.
Jill Booker	Office Manager	Castle Heights
Sue Ann Bragg	Vice President/Human Resources Director	Main Office-Human Resources
Angie Brimm	AVP/Assistant Office Manager	Gordonsville
Nancy Brooks	CSR Officer	Carthage
Shannon Bruff	Assistant Office Manager	Jackson Heights
Rita Bryan	AVP/Loan Officer	Jackson Heights
Barry Buckley	Southern Regional President	Memorial Blvd.
Carol Burlison	Assistant Office Manager	Wal-mart
Debbie Callis	AVP/Information Systems Officer	Main Office-Information Systems
Shirley Carlile	Personal Banker Officer	Main Office-New Accounts
Bernie Christian	VP/Office Manager	Leeville/109
Philip Clemmons	Loan Officer/Assistant Office Manager	TN Blvd.
Randall Clemons	CEO & Chairman of the Board	Main Office-Executive Offices
Chad Colwell	VP/Assistant Office Manager	Smithville
Phillip Cripps	AVP/Loan Officer	Smithville
Tammy Crook	CSR Officer	Smithville
Glen Cross	AVP/Electronic Banking Manager	Main Office-EFT Dept.
Lynn Daugherty	AVP/Office Manager	Watertown Office
Brad Davis	Loan Officer	Main Office-Loan Dept.
Will Dennis	Loan Officer	Hartsville
Dale Dies	VP/Assistant Office Manager	Hartsville
Ken Dill	Sr. Vice President/Senior Lender	Main Office-Loan Dept.
Mark duBarry	Vice President/Technology Director	Main Office-Information Systems
Janice Durnberger	AVP/Office Manager	Mt. Juliet-Hwy 70
Amii Ellis	AVP/Mortgage Loan Officer	Mt. Juliet
Brenda Eubanks	Receptionist	Main Office
Mike Flanagan	CPA, Certified Financial Planner™	Main Office-Investment Dept.
Angela Forrest	AVP/Deposit Servicing Manager	Main Office-Deposit Servicing
John Foster	AVP/Office Manager	Gladeville
Jeanette Gleaves	Branch Administrative Officer	Donelson
Doug Gold	VP/Office Manager	Hermitage
John Goodman	Western Regional President	Mt. Juliet
Lisa Gregory	VP/Loan Officer	Carthage
Sheila Grewing	Branch Administrative Officer	Mt. Juliet
Mac Griffin	Sr. VP/Compliance Officer	Main Office-Compliance
Jason Hall	VP/Assistant Office Manager	Carthage
Glen Haynes	Trousdale County President	Hartsville
Michael Hazlett	VP/Commercial Lender	S. Church Street
Kathy Hesson	AVP/Training Officer	Leeville/109
Tom Hines	AVP/Office Manager	Main Office
Robert Huttchson	AVP/Maintenance Director/Security Officer	Main Office-Maintenance
Westley James	Commercial Loan Business Dev. Officer	Main Office-Loan Dept.
Scott Jasper	Central Regional President	Main Office
Becky Jennings	Vice President/Marketing & Sales Director	Main Office-Marketing
Kay Johnson	AVP/Deposit Documentation Manager	Main Office-Deposit Documentation
Dana Jones	AVP/Loan Servicing Manager	Main Office-Loan Servicing
Audrey Joyner	CIF Officer	Main Office-Deposit Documentation
Margaret Kilgore	Administrative Asst. Officer	Main Office-Executive Offices
Janie Kirby	VP/Eastern Region Marketing	Carthage
John Lee	Financial Advisor, CLU	Memorial Blvd.

OFFICERS

Jeff Linville	Loan Officer	Hartsville
Jason Loggins	AVP/Office Manager	Mt. Juliet
Marsha Logue	AVP/Office Manager	S. Church Street
Ralph Mallicoat	Senior Vice President/ Sr. Credit Officer	Main Office-Loan Dept.
Karen Martin	Registered Operations Manager	Main Office-Investment Dept.
John McDearman	Executive Vice President	Main Office
Jennifer Medlin	Marketing Officer	Main Office-Marketing
Kim Mills	Loan Officer	Smyrna
Lisa Mullins	Assistant Office Manager	Mt. Juliet
Christy Norton	Sr. Vice President/Operations	Main Office-Executive Offices
Clark Oakley	Eastern Regional President	Gordonsville
Ammon Ogle	Assistant Office Manager	Smyrna
Karen Osment	Personal Banker Officer	Hermitage
Melissa Parrish	Assistant Office Manager	Baddour Parkway
Dava Pedigo	Note Dept. Officer	Smithville
Jodie Pelley	Mortgage Lending Specialist	Mt. Juliet
Kelly Perdue	VP/ Loan Business Development Officer	Gordonsville
Matt Pillow	AVP/Office Manager	Wal-mart
Laura Piper	VP/Loan Officer	Carthage
Lisa Pominski	Sr. Vice President/CFO	Main Office-Executive Offices
Troy Putman	Mortgage Loan Officer	Mortgage Center
Juanita Ramsey	Personal Banker Officer	Main Office-New Accounts
Vallie Reed	AVP/Office Manager	Smyrna
Elmer Richerson	President	Main Office-Executive Offices
Alan Ricketts	VP/Office Manager	Baddour Parkway
Theda Rose	Loan Review Officer	Main Office-Loan Review
Stephen Russell	Financial Advisor/ Office Manager	Carthage
Kevin Sanders	AVP/Office Manager	Providence
Denise Schoenbachler	AVP/Loan Documentation Manager	Main Office-Loan Documentation
Jeff Shelton	Assistant Office Manager	Hermitage
Clay Shirley	AVP/Office Manager	Memorial Blvd.
Gary Smith	Loan Officer	Mt. Juliet
Jennifer Smith	AVP/Accounting Officer	Main Office-Accounting
Joyce Smith	AVP/Loan Review Officer	Main Office-Loan Review
Linda Smith	Assistant Manager, Electronic Banking Dept.	Main Office-EFT Dept.
Nancy Spears	AVP/Sr. Compliance Officer	Main Office-Compliance
Rick Spruill	VP/Internal Audit/BSA Officer	Main Office-Internal Audit
Larry Squires	SVP/Certified Financial Planner™/Branch Manager	Main Office-Investment Dept.
Jewell Stewart	Document Imaging Officer	Main Office-Imaging
Sherry Strunk	Overdraft Collections Officer	Main Office-Deposit Operations
Johanna Summers	Assistant Office Manager	Watertown
Becky Taylor	Vice President	Main Office-Executive Offices
Lynette Taylor	Loan Officer	Watertown
Wesley Taylor	AVP/Office Manager	Jackson Heights
Sue Teat	VP/Office Manager	Gordonsville
Kay Tobe	AVP/Office Manager	Donelson
Reba Tobin	Assistant Office Manager	S. Church Street
Jerry Tramel	Vice President/Loan Officer	Smithville
Nolan Turner	Business Development Officer	Smithville
Amelia Vance	VP/Mortgage Manager	Mortgage Center
Jeff Vaught	AVP/Collections Supervisor	Main Office-Collection Dept.
Suzanne Wakefield	Audit Officer	Main Office-Internal Audit
David Walden	Certified Financial Planner™	Main Office-Investment Dept.
Beverley Walker	Assistant Office Manager	Leeville/109
Amanda Watkins	Administrative Asst. Officer	Main Office-Executive Offices
Andy West	Loan Officer	Gordonsville
Pam West	Loan Development Manager	Main Office
Jim Whatley	CLU, Financial Advisor	Mt. Juliet-Investment Dept.
Gary Whitaker	Executive Vice President/Sr. Lender	Main Office-Loan Dept.
Katha Wrye	AVP/Office Manager	TN Blvd.
Clarissa Wyatt	Mortgage Loan Specialist	Hermitage
Karla Zachary	CSR Officer	Main Office-Teller Dept.

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information				
	As Of December 31,				
	2010	2009	2008	2007	2006
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$ 1,488,106	1,464,008	1,406,786	1,334,245	1,230,285
Loans, net	$ 1,073,091	1,098,614	1,077,047	988,053	880,670
Securities	$ 290,428	261,817	205,260	223,381	183,830
Deposits	$ 1,331,282	1,310,706	1,248,500	1,182,590	1,086,729
Stockholders' equity	$ 144,333	139,557	129,118	118,185	106,168

CONSOLIDATED STATEMENTS OF EARNINGS:	*Years Ended December 31,*				
	2010	2009	2008	2007	2006
Interest income	$ 76,180	81,093	87,366	86,989	71,836
Interest expense	24,052	30,795	40,392	45,721	32,378
Net interest income	52,128	50,298	46,974	41,268	39,458
Provision for loan losses	14,834	7,828	6,718	4,145	3,806
Net interest income after provision for loan losses	37,294	42,470	40,256	37,123	35,652
Non-interest income	14,266	13,981	13,122	12,137	10,882
Non-interest expense	36,705	37,704	34,939	32,085	29,288
Earnings before income taxes	14,855	18,747	18,439	17,175	17,246
Income taxes	5,828	7,180	7,041	6,239	6,671
Net earnings	$ 9,027	11,567	11,398	10,936	10,575
Cash dividends declared	$ 4,300	4,379	4,168	2,306	4,525
PER SHARE DATA: (1)					
Basic earnings per common share	$ 1.25	1.63	1.63	1.58	1.56
Diluted earnings per common share	$ 1.25	1.63	1.62	1.58	1.55
Cash dividends	$ 0.60	0.62	0.60	0.34	0.68
Book value	$ 19.98	19.53	18.34	17.09	15.55
RATIOS:					
Return on average stockholders' equity	6.44 %	8.60 %	9.26 %	9.86 %	10.51 %
Return on average assets	0.60 %	0.81 %	0.82 %	0.85 %	0.95 %
Capital to assets	9.70 %	9.53 %	9.18 %	8.86 %	8.63 %
Dividends declared per share as percentage of basic earnings per share	48.00 %	38.04 %	36.81 %	21.52 %	43.27 %

(1) Per share data has been retroactively adjusted to reflect a 4 for 3 split which occurred effective May 7, 2007.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those described in "Item 1A.- Risk Factors" of the Company's Annual Report on Form 10-K and also include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for these losses, (ii) greater than anticipated deterioration in the real estate market conditions in the Company's market areas, (iii) increased competition with other financial institutions, (iv) the deterioration of the economy in the Company's market area, (v) continuation of the extremely low short-term interest rate environment or rapid fluctuations in short-term interest rates, (vi) significant downturns in the business of one or more large customers, (vii) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd Frank Wall Street Reform and Consumer Protection Act, (viii) changes in capital levels and loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments, (ix) inadequate allowance for loan losses, (x) results of regulatory examinations, and (xi) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank"), a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, the eastern part of Davidson County, and in 2011 Sumner County, Tennessee as its primary market areas. Generally, this market is the eastern portion of the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. Wilson Bank has twenty-three locations in Wilson, Davidson, DeKalb, Smith, Rutherford and Trousdale Counties. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses and the assessment of impairment of the intangibles resulting from our mergers with Dekalb Community Bank and Community Bank of Smith County in 2005 have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses ("allowance"). Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs. If the measure of the impaired loan is less than the recorded investment in the loan, the Company recognizes impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. Management believes it follows appropriate accounting and regulatory guidance in determining impairment and accrual status of impaired loans.

The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

In assessing the adequacy of the allowance, we also consider the results of our ongoing loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewers, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process. We incorporate loan review results in the determination of whether or not it is probable that we will be able to collect all amounts due according to the contractual terms of a loan.

As part of management's quarterly assessment of the allowance, management divides the loan portfolio into twelve segments based on bank call reporting requirements. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment.

The allowance allocation begins with a process of estimating the probable losses inherent in each of the twelve loan segments. The estimates for these loans are based on our historical loss data for that loan category.

The estimated loan loss allocation for all twelve loan portfolio segments is then adjusted for several "environmental" factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the twelve loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.

The assessment also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories. An example is the imprecision in the overall measurement process, in particular the volatility of the national and local economy.

We then test the resulting allowance by comparing the balance in the allowance to industry and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance in its entirety. The board of directors reviews and approves the assessment prior to the filing of quarterly and annual financial information.

Impairment of Intangible Asset. Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are evaluated for impairment annually and are evaluated for impairment more frequently if events and circumstances indicate that the asset might be impaired. That annual assessment date is December 31. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill.

Results of Operations

Net earnings for the year ended December 31, 2010 were $9,027,000, a decrease of 2,540,000, or 22.0%, compared to net earnings of $11,567,000 for 2009. Our 2009 net earnings were 1.5%, or $169,000, above our net earnings of $11,398,000 for 2008. Basic earnings per share were $1.25 in 2010, compared with $1.63 in 2009 and $1.63 in 2008. Diluted earnings per share were $1.25 in 2010, compared to $1.63 in 2009 and $1.62 in 2008. Net interest margin for the year ended December 31, 2010 was 3.69%, compared to 3.62% and 3.54% for the years ended December 31, 2009 and December 31, 2008, respectively. The increase in the net interest margin for 2010 reflects the Company's ability to continue to reduce deposit rates while growing the funding base offset by a $7,006,000 increase in provision for loan losses between 2009 and 2010 and the $1,110,000 increase in provision for loan losses between 2008 and 2009.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2010 was $76,180,000, compared with $81,093,000 in 2009 and $87,366,000 in 2008. The decrease in total interest income in 2010 was primarily attributable to the continuing impact of low interest rate policies initiated by the Federal Reserve Board and the negative impact of higher non-accrual loan balances, along with a growth in the lower yielding securities portfolio as loan demand weakened during the recession. The decrease in total interest income in 2009 was primarily attributable to the impact of rate cuts by the Federal Open Market Committee throughout 2008 to the federal funds rate offset in part by the increase in average earning assets. The ratio of average earning assets to total average assets was 94.8%, 95.6% and 94.2% for each of the years ended

December 31, 2010, 2009 and 2008, respectively. Average earning assets increased $50.4 million from December 31, 2009 to December 31, 2010, an increase of 3.7%. The average rate earned on earning assets for 2010 was 5.38%, compared with 5.87% in 2009 and 6.64% in 2008, and has continued to be negatively impacted by the rate cuts implemented by the Federal Reserve Open Market Committee beginning in August 2007 which are described in more detail below and have resulted in extremely low short-term interest rates that have continued throughout 2010. Weakened loan demand in 2009 and 2010 has also negatively impacted interest income.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on non-accrual loans totaled $1,836,000 in 2010, $978,000 in 2009 and $370,000 in 2008. Total interest expense for 2010 was $24,052,000, a decrease of $6,743,000, or 21.9%, compared to total interest expense of $30,795,000 in 2009. The decrease in 2010 was primarily attributable to a decrease in the rates paid on deposits, particularly time deposits, reflecting the rate cuts by the Federal Reserve Open Market Committee and a shift in the mix of deposits from certificates of deposits to transaction and money market accounts. Interest expense decreased from $40,392,000 in 2008 to $30,795,000 in 2009, a decrease of $9,597,000, or 23.8%.

Net interest income for 2010 totaled $52,128,000 as compared to $50,298,000 and $46,974,000 in 2009 and 2008, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.46% in 2010 from 3.30% in 2009. The net interest spread was 3.15% in 2008. The increase in the net interest spread for the period of 2008 and continuing throughout 2009 and 2010 is a result of a declining interest rate environment that began in August 2007 and continued through 2008 and remained low during 2009 and 2010. The Company has built in rate floors for variable rate loans, which positively impacted the net interest spread due to loan rates hitting built in floors while deposit rates continued to fall. A shift in the Company's deposit mix also positively impacted the Company's net interest spread as customers moved from higher yielding time deposits to lower yielding demand deposit accounts. Net interest margin is the net interest income expressed as a percentage of average earning assets. The Company believes that the Federal Reserve Board will maintain the current discount rate throughout most of 2011. Changes in interest rates paid on products such as interest checking, savings, and money market accounts will generally increase or decrease in a manner that is consistent with changes in the short-term environment. There was a significant decrease in the short term rate environment during 2010 and 2009, when compared to 2008. As a result, the rates for those products experienced a large decrease between the three years. The Company's liabilities are positioned to re-price faster than its assets such that a short-term declining rate environment should have a positive impact on the Company's earnings as its interest expense decreases faster than interest income. Management regularly monitors the deposit rates of the Company's competitors, however, and these rates continue to put pressure on the Company's deposit pricing. This pressure could negatively impact the Company's net interest margin and earnings if future short-term rates begin to rise. Management believes that the Company's net interest margin should expand in 2011, with the improvement being slightly better than the improvement experienced in 2010.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2010 provision for loan losses was $14,834,000, an increase of $7,006,000 from the provision of $7,828,000 in 2009. The increase in the provision for the year ended December 31, 2010 was due to the continued weakening of economic conditions in the Company's market areas, generally, and in the residential real estate construction and development area, specifically. Borrowers that are home builders and developers and sub dividers of land began experiencing stress in 2008 and have continued to experience stress during 2009 and 2010 as a result of declining residential real estate demand and resulting price and collateral value declines in the Company's market areas. As a result, the Company increased its provision for loan losses. The provision for loan losses is based on past loan experience and other factors which, in management's judgment, deserve current recognition in estimating provision for loan losses. Such factors include growth and composition of the loan portfolio, review of specific problem loans, review of updated appraisals and borrower financial information, the recommendations of the Company's third party reviewers, and current economic conditions that may affect the borrower's ability to repay.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible. Net charge-offs increased to $9,304,000 in 2010 from $3,319,000 in 2009. The increase in net charge-offs reflected the Company's aggressive action of writing down loans where the customer's ability to repay is not probable. Net charge-offs in 2008 totaled $4,053,000. The ratio of net charge-offs to average total outstanding loans was 0.85% in 2010, 0.30% in 2009 and 0.39% in 2008.

The net charge-offs and provision for loan losses resulted in an increase of the allowance for loan losses (net of charge-offs and recoveries) to $22,177,000 at December 31, 2010 from $16,647,000 at December 31, 2009 and $12,138,000 at December 31, 2008. The allowance increased 33.2% at December 31, 2010 over December 31, 2009 as compared to a 1.79% decrease in total loans over the same period. The allowance for loan losses was 2.02% of total loans outstanding at December 31, 2010 compared to 1.49% at December 31, 2009 and 1.11% at December 31, 2008. As a percentage of nonperforming loans at December 31, 2010, 2009 and 2008, the allowance for loan losses represented 90%, 57% and 86%, respectively.

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for loan losses which management believes is adequate to absorb losses inherent in the loan portfolio. A formal review is prepared monthly by the Chief Financial Officer and provided to the Board of Directors to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this quarterly assessment. See the discussion under "Critical Accounting Estimates" for more information. Management believes the allowance for loan losses at December 31, 2010 to be adequate, but if economic conditions deteriorate beyond management's current expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through additional provision for loan losses which would negatively impact earnings.

Non-Interest Income

The components of the Company's non-interest income include service charges on deposit accounts, other fees and commissions, fees and gains on sales of loans, gains on sales of securities and other income. Total non-interest income for 2010 was $14,266,000 compared with $13,981,000 in 2009 and $13,122,000 in 2008. The 2.0% increase over 2009 was primarily due to an increase in other fees and commissions, offset in part by a decrease in service charges on deposit accounts and a decrease in gain on sale of loans. Other fees and commissions increased $965,000 in 2010 when compared to 2009. Other fees and commissions include income on brokerage accounts, insurance policies sold and various other fees. Fees and gains on sale of loans decreased $279,000 in 2010 when compared to 2009 reflecting decreased residential real estate mortgage refinancing activity. Service charges on deposit accounts totaled $5,354,000 and $5,786,000 for the year ended December 31, 2010 and 2009, respectively, a decrease of $432,000, or 7.5%, after decreasing $248,000 or 4.1% between December 31, 2008 and December 31, 2009. The decrease in service charges on deposit accounts over 2009 was the result of consumers slowing their spending due to the current economic environment and the negative impact in the second half of 2010 of new overdraft protection regulations requiring customers to affirmably opt in to such protection for ATM and point of sale debit card transactions. The Company's gain on sale of investments for 2010 was $532,000 compared with $500,000 in 2009 and $231,000 in 2008.

The Company's non interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non-interest income generally reflect the Company's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect stock and home mortgage market conditions and fluctuate more widely from period to period.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, FDIC premiums, occupancy expenses, furniture and equipment expenses, advertising and marketing expenses, data processing expenses, director's fees, expenses associated with the maintenance, valuation and disposition of other real estate, and other operating expenses. Total non-interest expenses for 2010 decreased 2.7% to $36,705,000 from $37,704,000 in 2009. The 2009 non-interest expense was up 7.9% over non-interest expenses in 2008 which totaled $34,939,000. The decrease in non-interest expenses in 2010 resulted primarily to a decrease in employee salaries and benefits. Due to the current economic conditions, the Company chose to decrease the amount of bonus paid and to not contribute to the Company's profit sharing plan in 2010. The Company did contribute $218,000 to the 401K Plan as a match to employees contributions. Substantially all of the reduction in salaries and employee benefits results from this decision as the total number of full time equivalent employees is roughly equal for the 2010 and 2009 periods. Other operating expenses increased to $8,894,000 in 2010 from $8,334,000 in 2009. Other operating expenses included advertising and marketing expenses and supplies and general operating expenses, which increased as a result of continued growth of the Company. The increase in other operating expenses for the period ending December 31, 2010 related primarily to an increase in the costs associated with the disposal and maintenance of other real estate. The Bank's other real estate expenses continue to rise due to the increased amount of foreclosures resulting from current economic condition

Income Taxes

The Company's income tax expense was $5,828,000 for 2010, a decrease of $1,352,000 from $7,180,000 for 2009, which was up by $139,000 from the 2008 total of $7,041,000. The percentage of income tax expense to earnings before taxes was 39.2% in 2010, 38.3% in 2009 and 38.2% in 2008.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of components comprising basic and diluted earnings per share ("EPS") for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Thousands except per share amounts)		
Basic EPS Computation			
Numerator – Earnings available to common stockholders	$ 9,027	11,567	11,398
Denominator – Weighted average number of common shares outstanding	7,198,711	7,101,084	6,996,442
Basic earnings per common share	$ 1.25	1.63	1.63
Diluted EPS Computation:			
Numerator – Earnings available to common stockholders	$ 9,027	11,567	11,398
Denominator – Weighted average number of common shares outstanding	7,198,711	7,101,084	6,996,442
Diluted effect of stock options	8,253	11,232	29,379
	7,206,964	7,112,316	7,025,821
Diluted earnings per common share	$ 1.25	1.63	$ 1.62

Financial Condition

Balance Sheet Summary

The Company's total assets increased $24,098,000, or 1.7%, to $1,488,106,000 at December 31, 2010, after increasing 4.1% in 2009 to $1,464,008,000 at December 31, 2009. Loans, net of allowance for loan losses, totaled $1,073,091,000 at December 31, 2010, a 2.3% decrease compared to December 31, 2009. At year end 2010, securities totaled $290,428,000, an increase of 10.9% from $261,817,000 at December 31, 2009. Securities increased during 2010 as a result of the growth in deposits outpacing the growth in loans.

Total liabilities increased by $19,322,000 to $1,343,773,000 at December 31, 2010 compared to $1,324,451,000 at December 31, 2009. This increase was composed primarily of the $20,576,000 increase in total deposits to $1,331,282,000, a 1.6% increase. Federal Home Loan Bank advances decreased $13,000 during 2010 and securities sold under repurchase agreements increased to $6,536,000 from $6,499,000 at the respective year ends 2010 and 2009.

Shareholders' equity increased $4,776,000, or 3.4%, in 2010, due to net earnings and the issuance of stock pursuant to the Company's Dividend Reinvestment Plan, offset by dividends paid on the Company's common stock, the repurchase of shares by the Company, and the exercise of stock options. The increase includes a $2,874,000 decrease in net unrealized losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

Loans:

Loan category amounts and the percentage of loans in each category to total loans are as follows:

	December 31, 2010		December 31, 2009	
(In Thousands)	AMOUNT	PERCENTAGE	AMOUNT	PERCENTAGE
Commercial, financial and agricultural	66,107	6.0%	82,254	7.4%
Installment	55,734	5.1	63,765	5.7
Real estate – mortgage	797,932	72.8	771,925	69.1
Real estate –construction	176,842	16.1	198,732	17.8
TOTAL	$ 1,096,615	100.0%	$ 1,116,676	100.0%

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, decreased 2.3% as of year end 2010 when compared to year end 2009. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2010 and 2009.

As represented in the table, primary loan growth was in real estate mortgage loans, offset by a decrease in commercial, financial and agricultural loans and real estate construction loans. Real estate mortgage loans increased 3.4% in 2010 and comprised 72.8% of the total loan portfolio at December 31, 2010, compared to 69.1% at December 31, 2009. Management believes the increase in real estate mortgage loans was primarily due to the continued favorable interest rate environment, favorable population growth in the Company's market areas, and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Commercial, financial and agricultural loans decreased 19.6% in 2010 and comprised 6.0% of the total loan portfolio at December 31, 2010, compared to 7.4% at December 31, 2009. Real estate construction loans decreased 11.0% in 2010 and comprised 16.1% of the portfolio at December 31, 2010, compared to 17.8% at December 31, 2009. The decrease in real estate construction loans during 2010 reflected the overall decrease in such loans in the overall economy and the Company's market.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2010 the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due and renegotiated loans totaled $24,729,000 at December 31, 2010, a decrease from $29,583,000 at December 31, 2009, resulting from a $3,353,000, or 13.1%, decrease in non-accrual loans. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $22,161,000 at December 31, 2010 compared to $25,514,000 at December 31, 2009. The decrease in non-performing loans relates primarily to the foreclosure on non-performing loans and the increase in other real estate. Management believes that it is probable that it will incur losses on these loans but believes that these losses should not exceed the amount in the allowance for loan losses already allocated to these loans, unless there is further deterioration of local real estate values.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate and it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

The Company considers all loans subject to the provisions of FASB ASC 310-10-35-16 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

The Company also internally classifies loans which, although current, management questions the borrower's ability to comply with the present repayment terms of the loan agreement. These internally classified loans totaled $61,235,000, which included the Company's non-performing loans, at December 31, 2010 as compared to $63,166,000 at December 31, 2009. Of the internally classified loans at December 31, 2010, $64,100,000 are real estate related loans and $1,931,000 are various other types of loans. Borrowers within the real estate related loans have continued to experience stress during the current weak economic environment due to a combination of declining demand for residential real estate and the resulting price and collateral declines. In addition, housing starts in the Company's market areas continue to slow. An extended recessionary period will likely cause the Company's real estate mortgage loans to continue to underperform and may result in increased levels of internally graded loans which, if they continue to deteriorate, may negatively impact the Company's results of operations. Management does not anticipate losses on these loans to exceed the amount already allocated to loan losses, unless there is further deterioration of local real estate values.

The internally classified loans as a percentage of the allowance for possible loan losses were 284.8% and 376.6%, respectively, at December 31, 2010 and 2009.

The allowance for possible loan losses is discussed under "Critical Accounting Estimates" and "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale, Davidson, Rutherford and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment as well as by identification of credit risks. At December 31, 2010, no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans.

The Company's management believes there is an opportunity to increase the loan portfolio in the Company's primary market area in 2011 as economic conditions stabilize and possibly begin to improve. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 85% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio or if the size of the loan exceeds the Company's lending limits.

Securities

Securities increased 10.9% to $290,428,000 at year-end 2010 from $261,817,000 at December 31, 2009, and comprised the second largest and other primary component of the Company's earning assets. The increase was 10.9% from year end 2009 to year end 2010 and 27.6% from year end 2008 to year end 2009. The increase was attributed to the Bank's deposit growth exceeding its loan growth during 2009 and 2010. The average yield of the securities portfolio at December 31, 2010 was 2.23% with an average maturity of 4.7 years, as compared to an average yield of 3.65% and an average maturity of 7.0 years at December 31, 2009.

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FASB issued accounting guidance on April 1, 2009 related to the recognition and presentation of other-than-temporary impairment (FASB ASC 320-10). See the "Impact of New Accounting Standards" section for additional information.

Prior to the adoption of the accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management evaluates the impairment of securities monthly to determine if an other-than-temporary impairment exists.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

No securities have been classified as trading securities.

The Company's classification of securities as of December 31, 2010 and December 31, 2009 is as follows:

(In Thousands)	December 31, 2010 Held-To-Maturity		December 31, 2010 Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Government and Federal Agencies	$ -	-	$ 2,004	2,012
U.S. Government-sponsored enterprises(GSEs)*	-	-	157,089	154,678
Mortgage-backed :				
Government-sponsored enterprises (GSEs)*residential	1,637	1,650	121,838	118,800
Obligations of state and political Subdivision	11,759	12,040	1,522	1,542
	$ 13,396	$ 13,690	$ 282,453	277,032

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association

(In Thousands)	December 31, 2009 Held-To-Maturity		December 31, 2009 Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Government and Federal Agencies	$ -	-	$ 1,000	1,005
U.S. Government-sponsored enterprises(GSEs)*	-	-	246,541	245,692
Mortgage-backed :				
Government-sponsored enterprises (GSEs)*residential	14	14	1,349	1,386
Obligations of state and political Subdivision	12,156	12,594	1,522	1,564
	$ 12,170	$ 12,608	$ 250,412	249,647

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010

In Thousands, Except Number of Securities

	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Held to Maturity Securities:								
Debt securities:								
Mortgage-backed:								
GSE residential:	$ 1,034	$ 6	1	$ -	$ -	-	$ 1,034	$ 6
Obligations of states and political subdivisions	3,278	88	14	-	-	-	3,278	88
	$ 4,312	$ 94	15	$ -	$ -	-	$ 4,312	$ 94
Available for Sale Securities:								
Debt securities:								
U.S.government and Federal agencies								
GSEs	$102,458	$ 2,646	36	$ -	$ -	-	$102,458	$ 2,646
Mortgage backed:								
GSE residential	113,512	3,069	34	-	-	-	113,512	3,069
Obligations of states and political subdivisions	345	7	1	-	-	-	345	7
	$216,315	$ 5,722	71	$ -	$ -	-	$ 216,315	$ 5,722

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until maturity or a market price recovery, and as such the impairment of these securities is not deemed to be other-than-temporarily impaired.

Deposits

The increases in assets in 2010 and 2009 were funded primarily by increases in deposits along with proceeds from the calling of a portion of the Company's investment securities. Total deposits, which are the principal source of funds for the Company, totaled $1,331,282,000 at December 31, 2010 compared to $1,310,706,000 and $1,248,500,000 at December 31, 2009 and 2008, respectively. The Company has targeted local consumers, professionals and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County, Rutherford County and Trousdale County areas are attractive economic markets offering growth opportunities for the Company; however, the Company competes with several larger bank holding companies that have bank offices in these counties and, therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded.

The $20,576,000, or 1.6%, growth in deposits in 2010 was due to a $5,301,000, or 5.6% increase in demand deposits, a $41,476,000, or 21.1%, increase in NOW accounts, a $34,662,000, or 15.4%, decrease in money market accounts, and an $18,725,000, or 47.2%, increase in savings accounts, offset by a decrease in certificates of deposits (including individual retirement accounts) of $79,588,000, or 10.5%. The average rate paid on average total interest-bearing deposits was 1.93% for 2010, compared to 2.56% for 2009 reflecting a reduction in short-term interest rates and a shift in deposits to lower paying transaction and money market accounts from certificates of deposit. The average rate paid in 2008 was 3.49%. Competitive pressure from other banks in our market area relating to deposit pricing continues to adversely affect the rates paid on deposit accounts as it limits our ability to more fully reduce deposit rates in line with short-term rates. The ratio of average loans to average deposits was 92.8% in 2010, 92.9% in 2009, and 85.5% in 2008. The Company anticipates that during 2011 deposits will continue to shift to shorter term time deposits due to the current rate environment in anticipation of a possible rate increase beginning in 2012.

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2010:

(In Thousands)	Less than 1 Year	1 –3 Years	3-5 Years	More than 5 Years	Total
Long-Term Debt	$ -	-	-	-	-
Operating Leases	156	175	68	-	399
Purchases	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$ 156	$ 175	$ 68	$ -	$ 399

Long-term debt contractual obligations would typically consist of advances from the Federal Home Loan Bank. The Company leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of these non cancellable leases are included in operating lease obligations.

Off Balance Sheet Arrangements

At December 31, 2010, the Company had unfunded loan commitments outstanding of $22.3 million, unfunded lines of credit of $163.8 million and outstanding standby letters of credit of $ 19.1 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts generally represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. As mentioned below, Wilson Bank has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, investment security maturities and short-term borrowings.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense involved with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2010, the Company's liquid assets totaled approximately $215.9 million.

The Company maintains a formal asset and liability management process to quantify, monitor and control interest rate risk, and to assist management in maintaining stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income can not be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term borrowings, loan payments and investment security maturities provide a secondary source. At December 31, 2010, the Company had a liability sensitive position (a negative gap) for 2010. Liability sensitivity means that more of the Company's liabilities are capable of re-pricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

The Company's securities portfolio consists of earning assets that provide interest income. For those securities classified as held-to-maturity, the Company has the ability and intent to hold these securities to maturity or on a long-term basis. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rate, prepayment risk, the need or desire to increase capital and similar economic factors. At December 31, 2010, securities totaling approximately $3.8 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2010, loans totaling approximately $474.5 million either will become due or will be subject to rate adjustments within twelve months from that date. Continued emphasis will be placed on structuring adjustable rate loans.

As for liabilities, certificates of deposit of $100,000 or greater totaling approximately $165.9 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit and regular savings. Management anticipates that there will be no significant withdrawals from these accounts in the future.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2010:

Interest Rate Sensitivity Gaps December 31, 2010 *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year And Longer	Total
Interest-earning assets	$ 243,444	87,196	161,736	907,402	1,399,778
Interest-bearing liabilities	728,357	94,609	124,599	290,005	1,237,485
Interest-rate sensitivity gap	$ (484,913)	(7,413)	37,137	617,397	162,208
Cumulative gap	$ (448,913)	(492,326)	(455,189)	162,208	

The Company also uses a simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Senior management meets quarterly to analyze the interest rate shock simulation.

The interest rate simulation model is based on a number of assumptions. The assumptions relate primarily to loan and deposit growth, asset and liability prepayments, the call features of investment securities, interest rates and balance sheet management strategies. As of December 31, 2010, a +200 basis point rate shock was forecast to decrease net interest income an estimated $6.4 million, or 3.2% over the next twelve months, as compared to rates remaining stable. In addition, the +200 basis point rate shock is estimated to decrease the volatility of equity capital by 16.9%. A -200 basis point rate shock is not considered to be an effective shock considering the current short-term rate environment.

Management believes that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the near term future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in a materially adverse way.

Capital Resources, Capital Position and Dividends

Capital

At December 31, 2010, total shareholders' equity was $144,333,000, or 9.7% of total assets, which compares with $139,557,000, or 9.5% of total assets, at December 31, 2009, and $129,118,000, or 9.2% of total assets, at December 31, 2008. The dollar increase in shareholders' equity during 2010 reflects (i) the Company's net income of $9,027,000 less cash dividends of $.60 per share totaling $4,300,000, (ii) the issuance of 79,816 shares of common stock for 3,052,000, as reinvestment of cash dividends, (iii) the issuance of 3,659 shares of common stock pursuant to exercise of stock options for $76,000, (iv) the repurchase of 5,969 shares by the Company for $225,000, (v) the net unrealized loss on available-for-sale securities of $2,874,000, and (vi) a stock based compensation expense of $20,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary bank. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Wilson Bank has none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require Wilson Bank and the Company to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. Set forth below is the Company's and Wilson Bank's capital ratios as of December 31, 2010 and 2009. Institutions which have a Tier I leverage capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10% are defined as "well capitalized". Management believes it can adequately capitalize its growth for the next few years with retained earnings and dividends reinvested.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
Total capital to risk weighted assets:						
Consolidated	$157,373	13.2%	$ 95,378	8.0%	N/A	N/A
Wilson Bank	154,156	12.9	95,601	8.0	$ 119,501	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	$ 142,366	11.9	$ 47,854	4.0	N/A	N/A
Wilson Bank	139,132	11.7	47,566	4.0	71,350	6.0
Tier 1 capital to average assets						
Consolidated	$ 142,366	9.6	59,319	4.0	N/A	N/A
Wilson Bank	139,132	9.3	59,842	4.0	74,802	5.0
December 31, 2009						
Total capital to risk weighted assets:						
Consolidated	$149,856	12.8%	$ 93,035	8.0%	N/A	N/A
Wilson Bank	149,518	12.8	92,824	8.0	$ 116,030	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	$ 134,320	11.6	$ 46,317	4.0	N/A	N/A
Wilson Bank	133,982	11.5	46,602	4.0	69,904	6.0
Tier 1 capital to average assets						
Consolidated	$ 134,320	9.3	57,772	4.0	N/A	N/A
Wilson Bank	133,982	9.3	57,627	4.0	72,033	5.0

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both short term and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2010.

	(Dollars in Thousands) Expected Maturity Date - Year Ending December 31,							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Earning assets:								
Loans, net of unearned interest:								
Variable rate	$ 54,481	$ 28,829	9,933	11,255	25,622	531,464	661,584	661,584
Average interest rate	5.75%	3.94%	5.35%	5.19%	4.97%	6.23%	6.01%	
Fixed rate	228,139	46,687	50,590	36,612	26,958	44,698	433,684	436,256
Average interest rate	5.64%	6.20%	6.45%	5.90%	5.87%	5.60%	5.82%	
Securities	3,786	4,850	17,677	31,256	40,872	197,408	295,849	290,722
Average interest rate	2.28%	0.77%	1.22%	1.76%	1.93%	2.35%	2.14%	
Loans held for sale	7,845	-	-	-	-	-	7,845	7,845
Average interest rate	3.07%	-	-	-	-	-	3.07%	
Federal funds sold	3,225	-	-	-	-	-	3,225	3,225
Average interest rate	.25%	-	-	-	-	-	.25%	
Interest-bearing deposits	938,711	218,364	47,700	7,858	17,993	408	1,231,034	1,239,499
Average interest rate	1.48%	2.52%	2.71%	2.83%	2.71%	2.07%	1.93%	
Securities sold under repurchase agreements	6,,536	-	-	-	-	-	6,536	6,536
Average interest rate	1.25%	-	-	-	-	-	1.25%	
Advances from Federal Home Loan Bank	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is believed to be immaterial when reviewing the Company's results of operations.

Disclosures About Fair Value of Financial Instruments

During the first quarter of 2008, the Company adopted FASB ASC 820 "Fair Value Measurements," which establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Except for marketable securities, impaired loans, other real estate, and repossessed assets, the Company does not account for any other assets or liabilities using fair value. Substantially all marketable securities are considered Level 2 assets since their fair values are determined using observable pricing inputs. Impaired loans, other real estate, and repossessed assets are considered Level 3 assets.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010			
(in Thousands)	Carrying Value at December 31,2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale Securities	$ 277,032	$ 2,012	$ 275,020	$ -
Securities held to maturity	13,396	-	13,690	-
Cash surrender value of Life insurance	1,554	-	-	1,554

Available-for-sale securities are measured on a recurring basis and are obtained from an independent pricing service. The fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices.

The Company does not measure any liabilities at fair value on a recurring basis.

The following table below presents, for the year ended December 31, 2010, the changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis.

	Assets	Liabilities
Fair value, January 1, 2010	$ 1,497	-
Total realized gains included in income	57	-
Purchases, issuances and settlements, net	-	-
Transfers in and/or (out) of Level 3	-	-
Fair value December 31, 2010	$ 1,554	$ -
Total realized gains (losses) included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31, 2010	$ -	$ -

Assets Measured at Fair Value on a Nonrecurring Basis

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2010, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at December 31, 2010		
(in 000's)	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 50,450	-	-	50,450
Other real estate	13,741	-	-	13,741
Repossessed assets	41	-	-	41
	$ 64,232	-	-	64,232

The following assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

FASB ASC 825-10-50-10 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented in the financial statements would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on Wilson Bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals) and certain other factors.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of FASB ASC 825-10-50-10, the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are generally made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit, and the amounts unearned at December 31, 2010 and 2009 are insignificant. Accordingly, these commitments have no carrying value, and management estimates the commitments to have no significant fair value.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credits. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Impact of New Accounting Standards

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission ("SEC"). Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10,

"Generally Accepted Accounting Principles," became applicable beginning in third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the codification.

The Company adopted new accounting guidance for interim disclosures about fair value of financial instruments ("Pending Content" of FASB ASC 825, *Financial Instruments).* This recent accounting guidance requires disclosure of qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The adoption of this guidance had no effect on how the Company accounts for these instruments.

Effective April 1, 2009, the Company adopted the new accounting guidance related to recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The adoption of this guidance did not have an impact on the Company's financial statements.

The Company adopted new accounting guidance for disclosures about derivative instruments and hedging activities ("Pending Content" of FASB ASC *815-10).* The recent derivatives and hedging activities accounting guidance requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Company's financial position, financial performance and cash flows. This guidance is effective for the Company's financial statements for the year beginning on January 1, 2009. The adoption of the recent derivative and hedging activities accounting guidance did not impact the Company's financial statements.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures).* This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

The Company adopted accounting guidance related to the fair value option for financial assets and financial liabilities (FASB ASC *825, Financial Instruments).* This guidance provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This guidance was effective for the Company on January 1, 2008. The adoption did not have a material effect on the Company's financial statements.

FASB issued ASU *2009-05* ("Pending Content" of FASB ASC *820)* which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: *(1)* the quoted price of the identical liability when traded as an asset, *(2)* quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC *820* for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance was effective for the Company as of December 31, 2009, with adoption applied prospectively. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

Effective September 30, 2010, the Company adopted the provisions of FASB Accounting Standards Update *2010-1 1*, "Scope Exception Related to Embedded Credit Derivatives" ("ASU 201 0-1 1"*)*. ASU *2010-1 1* amends ASC *815* to provide clarifying language regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. Upon adoption of the provisions of ASU *2010-11,* re-evaluation of certain preexisting contracts is required to determine whether the accounting for such contracts is consistent with the amended guidance in ASC *815*. If the fair value option is elected for an instrument upon adoption of the amendments to ASC *815,* re-evaluation of such preexisting contracts is not required. As the Company does not have any preexisting contracts which require re-evaluation, the adoption of the Codification updated to ASC 8*15* had no effect on the Company's financial statements.

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), with the exception of the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation which is effective for quarters beginning after December 15, 2010. ASU 2010-06 updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provision of ASC 820 also requires that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820, the Company revised its disclosures accordingly.

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 updates ASC 860 to provide for the removal of the Qualifying Special Purpose Entity ("QSPE") concept from GAAP, resulting in the evaluation of all former QSPEs for consolidation in accordance with ASC 810 on and after the effective date of the amendments. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounting for as a sale. ASC 860, as amended, requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The adoption of the Codification update to ASC 860 had no material effect on the Company's financial statements.

Effective January 1, 2010, the Company adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17") amends ASC 810 to revise the criteria for determining the primary beneficiary to a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criteria which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE'S primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE'S obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary. ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not required under such previous guidance. The Company currently has no VIE'S thus adoption of the update had no impact on the financial statements.

In July, 2010, the FASB issued Accounting Standards Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures. Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. The provisions of ASU 2010-20 are effective for periods ending after December 15, 2010, with the exception of the amendments to the rollfoward of the allowance for credit losses and the disclosures about modifications which are effective for periods beginning after December 15, 2010. Comparative disclosures are required only for periods ending subsequent to initial adoption. The Company has adopted the disclosure required and has elected to disclose comparative information in the year of adoption.

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

150 FOURTH AVENUE, NORTH

SUITE 2150

NASHVILLE, TENNESSEE 37219-2417

Telephone (615) 252-6100

Facsimile (615) 252-6105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Wilson Bank Holding Company and Subsidiary's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission (COSO). Wilson Bank Holding Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Wilson Bank Holding Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Maggart & Associates, P.C.

Nashville, Tennessee
January 21, 2011

WILSON BANK HOLDING COMPANY

Consolidated Balance Sheets

December 31, 2010 and 2009

	Dollars In Thousands	
	2010	2009
ASSETS		
Loans, net of allowance for loan losses of $22,177 and $16,647, respectively	$ 1,073,091	1,098,614
Securities:		
Held-to-maturity, at amortized cost (market value $13,690 and $12,608, respectively)	13,396	12,170
Available-for-sale, at market (amortized cost $282,453 and $250,412, respectively)	277,032	249,647
Total securities	290,428	261,817
Loans held for sale	7,845	5,027
Federal funds sold	3,225	5,450
Restricted equity securities, at cost	3,012	3,012
Total earning assets	1,377,601	1,373,920
Cash and due from banks	35,057	26,062
Premises and equipment, net	31,941	30,865
Accrued interest receivable	6,252	7,563
Deferred income taxes	9,629	5,457
Other real estate	13,741	3,924
Goodwill	4,805	4,805
Other intangible assets, net	508	904
Other assets	8,572	10,508
Total assets	$ 1,488,106	1,464,008
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 1,331,282	1,310,706
Securities sold under repurchase agreements	6,536	6,499
Advances from Federal Home Loan Bank	-	13
Accrued interest and other liabilities	5,955	7,233
Total liabilities	1,343,773	1,324,451
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 15,000,000 shares, 7,225,088 and 7,147,582 shares issued and outstanding, respectively	14,450	14,295
Additional paid-in capital	43,790	41,022
Retained earnings	89,439	84,712
Net unrealized losses on available-for-sale securities, net of income taxes of $2,075 and $293, respectively	(3,346)	(472)
Total stockholders' equity	144,333	139,557
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 1,488,106	1,464,008

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Earnings

Three Years Ended December 31, 2010

	Dollars In Thousands (except per share data)		
	2010	2009	2008
Interest income:			
Interest and fees on loans	$ 67,356	71,028	74,740
Interest and dividends on securities:			
Taxable securities	7,927	9,069	10,942
Exempt from Federal income taxes	453	483	542
Interest on loans held for sale	237	276	187
Interest on Federal funds sold	78	82	773
Interest and dividends on restricted equity securities	129	155	182
Total interest income	76,180	81,093	87,366
Interest expense:			
Interest on negotiable order of withdrawal accounts	2,554	2,428	3,628
Interest on money market accounts and other savings accounts	3,167	3,455	4,285
Interest on certificates of deposit and individual retirement accounts	18,256	24,390	31,607
Interest on securities sold under repurchase agreements	70	105	180
Interest on advances from Federal Home Loan Bank	-	416	688
Interest on Federal funds purchased	5	1	4
Total interest expense	24,052	30,795	40,392
Net interest income before provision for loan losses	52,128	50,298	46,974
Provision for loan losses	(14,834)	(7,828)	(6,718)
Net interest income after provision for loan losses	37,294	42,470	40,256
Non-interest income	14,266	13,981	13,122
Non-interest expense	(36,705)	(37,704)	(34,939)
Earnings before income taxes	14,855	18,747	18,439
Income taxes	5,828	7,180	7,041
Net earnings	$ 9,027	11,567	11,398
Basic earnings per common share	$ 1.25	1.63	1.63
Diluted earnings per common share	$ 1.25	1.63	1.62
Weighted average common shares outstanding:			
Basic	7,198,711	7,101,084	6,996,442
Diluted	7,206,964	7,112,316	7,025,821

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2010

	Dollars In Thousands		
	2010	2009	2008
Net earnings	$ 9,027	11,567	11,398
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $1,578, $250 and $23, respectively	(2,546)	405	(36)
Reclassification adjustment for net gains included in net earnings, net of taxes of $204, $191 and $88, respectively	(328)	(309)	(143)
Other comprehensive earnings (losses)	(2,874)	96	(179)
Comprehensive earnings	$ 6,153	11,663	11,219

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2010

	Dollars In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2007	$ 13,833	34,373	70,368	(389)	118,185
Cash dividends declared, $.60 per share	-	-	(4,168)	-	(4,168)
Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan	216	3,487	-	-	3,703
Cumulative effect of change in accounting principle related to deferred compensation plan, net of taxes of $46	-	-	(74)	-	(74)
Issuance of 17,520 shares of stock pursuant to exercise of stock options	35	197	-	-	232
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111	-	-	-	(179)	(179)
Net earnings for the year	-	-	11,398	-	11,398
Balance December 31, 2008	14,084	38,078	77,524	(568)	129,118
Cash dividends declared, $.62 per share	-	-	(4,379)	-	(4,379)
Issuance of 95,403 shares of stock pursuant to dividend reinvestment plan	191	3,268	-	-	3,459
19,493 common shares repurchased	(39)	(658)	-	-	(697)
Issuance of 29,630 shares of stock pursuant to exercise of stock options	59	312	-	-	371
Share based compensation expense	-	22	-	-	22
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $59	-	-	-	96	96
Net earnings for the year	-	-	11,567	-	11,567
Balance December 31, 2009	14,295	41,022	84,712	(472)	139,557
Cash dividends declared, $.60 per share	-	-	(4,300)	-	(4,300)
Issuance of 79,816 shares of stock pursuant to dividend reinvestment plan	160	2,892	-	-	3,052
5,969 common shares repurchased	(12)	(213)	-	-	(225)
Issuance of 3,659 shares of stock pursuant to exercise of stock options	7	69	-	-	76
Share based compensation expense	-	20	-	-	20
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $1,782	-	-	-	(2,874)	(2,874)
Net earnings for the year	-	-	9,027	-	9,027
Balance December 31, 2010	$ 14,450	43,790	89,439	(3,346)	144,333

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2010	2009	2008
Cash flows from operating activities:			
Interest received	$ 78,349	81,016	86,682
Fees received	11,459	10,926	11,416
Other income received	-	1	9
Proceeds from sales of loans	107,495	154,424	75,587
Origination of loans held for sale	(108,038)	(153,978)	(72,744)
Interest paid	(25,196)	(31,538)	(41,501)
Cash paid to suppliers and employees	(31,314)	(39,649)	(29,412)
Income taxes paid	(8,712)	(8,504)	(7,835)
Net cash provided by operating activities	24,043	12,698	22,202
Cash flows from investing activities:			
Purchase of available-for-sale securities	(476,633)	(302,570)	(201,831)
Proceeds from maturities of available-for-sale securities	384,761	191,216	131,232
Proceeds from sale of available-for-sale securities	59,532	56,452	86,378
Purchase of held-to-maturity securities	(3,452)	(3,181)	(1,659)
Proceeds from maturities of held-to-maturity securities	2,199	2,085	4,007
Loans made to customers, net of repayments	(4,030)	(32,989)	(103,483)
Purchase of bank premises and equipment	(2,603)	(1,505)	(2,438)
Proceeds from sale of other assets	132	367	26
Proceeds from sale of other real estate	3,618	3,482	3,540
Net cash used in investing activities	(36,476)	(86,643)	(84,228)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings, NOW and money market deposit accounts	100,164	43,228	25,168
Net increase (decrease) in time deposits	(79,588)	18,978	40,742
Net increase (decrease) in securities under agreements to repurchase	37	(948)	(2,324)
Repayments of Federal Home Loan Bank advances, net	(13)	(13,798)	(1,659)
Dividends paid	(4,300)	(4,379)	(4,168)
Proceeds from sale of common stock pursuant to dividend reinvestment	3,052	3,459	3,703
Proceeds from sale of common stock pursuant to exercise of stock options	76	371	232
Repurchase of common shares	(225)	(697)	-
Net cash provided by financing activities	19,203	46,214	61,694
Net increase (decrease) in cash and cash equivalents	6,770	(27,731)	(332)
Cash and cash equivalents at beginning of year	31,512	59,243	59,575
Cash and cash equivalents at end of year	$ 38,282	31,512	59,243

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2010	2009	2008
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 9,027	11,567	11,398
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	2,781	2,167	2,125
Provision for loan losses	14,834	7,828	6,718
Share based compensation expense	20	22	21
Provision for deferred taxes	(2,618)	(1,939)	(882)
Loss on sales of other real estate	1,113	822	398
Loss on sales of other assets	21	51	15
Security gains	(532)	(500)	(231)
Loss on restricted equity securities	-	88	-
Loss on sales of fixed assets	-	-	20
FHLB dividend reinvestment	-	-	(117)
Decrease (increase) in loans held for sale	(2,818)	(1,486)	2,493
Increase (decrease) in taxes payable	(266)	614	88
Decrease (increase) in other assets	1,954	(6,255)	-
Decrease in accrued interest receivable	1,311	794	507
Decrease in interest payable	(1,144)	(743)	(1,109)
Increase (decrease) in accrued expenses	360	(332)	758
Total adjustments	15,016	1,131	10,804
Net cash provided by operating activities	$ 24,043	$ 12,698	22,202

Supplemental Schedule of Non-Cash Activities:

	2010	2009	2008
Unrealized gain (loss) in value of securities available-for-sale, net of taxes of $1,782 in 2010, $59 in 2009, and $111 in 2008	$ (2,874)	96	(179)
Non-cash transfers from loans to other real estate	$ 15,820	4,599	8,451
Non-cash transfers from other real estate to loans	$ 1,272	1,364	788
Non-cash transfers from loans to other assets	$ 171	359	108

See accompanying notes to consolidated financial statements.

(1) ***Summary of Significant Accounting Policies***

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and Wilson Bank & Trust ("Wilson Bank") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission ("SEC"). Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, "Generally Accepted Accounting Principles," became applicable beginning in third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the codification.

(a) ***Principles of Consolidation***

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Wilson Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) ***Nature of Operations***

Wilson Bank operates under a state bank charter and provides full banking services. As a state bank, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, and eastern Davidson County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and twenty-two branch locations.

(c) ***Estimates***

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

(d) ***Significant Group Concentrations of Credit Risk***

Most of the Company's activities are with customers located within Middle Tennessee. The types of securities in which the Company invests in are included in note 3. The types of lending in which the Company engages in are included in note 2. The Company does not have any significant concentrations to any one industry or customer other than as disclosed in note 2.

Residential 1-4 family, commercial, real estate and construction mortgage loans, represented 32%, 32% and 16% and 34%, 29% and 18% of the loan portfolio at December 31, 2010 and 2009, respectively.

(1) ***Summary of Significant Accounting Policies, Continued***

(e) ***Loans***

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Middle Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses, and any unamortized deferred fees or costs on originated loans, and premiums or discounts on purchased loans.

Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized on a straight line basis over the respective term of the loan.

Generally the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than when they become 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(f) ***Allowance for Loan Losses***

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment

(1) ***Summary of Significant Accounting Policies, Continued***

(f) ***Allowance for Loan Losses, Continued***

record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, mortgage and agricultural loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

(g) ***Debt and Equity Securities***

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FASB recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). See the "Impact of New Accounting Standards" section for additional information.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

No securities have been classified as trading securities.

(h) ***Federal Home Loan Bank Stock***

The Company, as a member of the Federal Home Loan Bank ("FHLB") Cincinnati system, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

(1) *Summary of Significant Accounting Policies, Continued*

(i) *Loans Held for Sale*

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. For loans carried at lower of cost or fair value, gains and losses on loans sales (sales proceeds minus carrying value) are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

(j) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renovations and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(k) *Other Real Estate*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance *[i.e. any direct write-downs]* are included in net expenses from foreclosed assets.

(l) *Intangible Assets*

FASB ASC 310, “Goodwill and Other Intangible Assets” requires that management determine the allocation of intangible assets into identifiable groups at the date of acquisition and appropriate amortization periods be established. Under the provisions of FASB ASC 310, goodwill is not to be amortized; rather, it is to be monitored for impairment and written down to the impairment value at the time impairment occurs. The Company has determined that no impairment loss needs to be recognized related to the goodwill.

(m) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. Management makes deposits only with financial institutions it considers to be financially sound.

(n) *Long-Term Assets*

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(o) *Securities Sold Under Agreements to Repurchase*

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by Federal deposit insurance.

(1) *Summary of Significant Accounting Policies, Continued*

(p) *Income Taxes*

The Company accounts for Income Taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). On January 1, 2007, the Company adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(q) *Stock Options*

Stock compensation accounting guidance (FASB ASC 718, *Compensation - Stock Compensation*) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options.

(r) *Advertising Costs*

Advertising costs are expensed as incurred by the Company and totaled $813,000, $802,000 and $939,000 for 2010, 2009 and 2008, respectively.

(1) ***Summary of Significant Accounting Policies, Continued***

(s) ***Earnings Per Share***

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

(t) ***Fair Value of Financial Instruments***

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 23 of the consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

(u) ***Reclassifications***

Certain reclassifications have been made to the 2009 and 2008 figures to conform to the presentation for 2010.

(v) ***Off-Balance-Sheet Financial Instruments***

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(w) ***Impact of New Accounting Standards***

The Company adopted new accounting guidance for interim disclosures about fair value of financial instruments ("Pending Content" of FASB ASC 825, *Financial Instruments*). This recent accounting guidance requires disclosure of qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The adoption of this guidance had no effect on how the Company accounts for these instruments.

Effective April 1, 2009, the Company adopted the new accounting guidance related to recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment loses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The adoption of this guidance did not have an impact on the Company's financial statements.

(1) Summary of Significant Accounting Policies, Continued

(w) Impact of New Accounting Standards, Continued

The Company adopted new accounting guidance for disclosures about derivative instruments and hedging activities ("Pending Content" of FASB ASC 815-10). The recent derivatives and hedging activities accounting guidance requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Company's financial position, financial performance and cash flows. This guidance was effective for the Company's financial statements for the year beginning on January 1, 2009. The adoption of the recent derivative and hedging activities accounting guidance did not impact the Company's financial statements.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures*). This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

The Company adopted accounting guidance related to the fair value option for financial assets and financial liabilities (FASB ASC 825, *Financial Instruments*). This guidance provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This guidance was effective for the Company on January 1, 2008. The adoption did not have a material effect on the Company's financial statements.

FASB issued ASU 2009-05 ("Pending Content" of FASB ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC 820 for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance was effective for the Company as of December 31, 2009, with adoption applied prospectively. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

Effective September 30, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2010-11, "Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"). ASU 2010-11 amends ASC 815 to provide clarifying language regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. Upon adoption of the provisions of ASU 2010-11, re-evaluation of certain preexisting contracts is required to determine whether the accounting for such contracts is consistent with the amended guidance in ASC 815. If the fair value option is elected for an instrument upon adoption of the amendments to ASC 815, re-evaluation of such preexisting contracts is not required. As the Company does not have any preexisting contracts which require re-evaluation, the adoption of the Codification updated to ASC 815 had no effect on the Company's financial statements.

(1) ***Summary of Significant Accounting Policies, Continued***

(w) ***Impact of New Accounting Standards, Continued***

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), with the exception of the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation which is effective for quarters beginning after December 15, 2010. ASU 2010-06 updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provision of ASC 820 also require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820, the Company revised its disclosures accordingly.

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 updates ASC 860 to provide for the removal of the Qualifying Special Purpose Entity ("QSPE") concept from GAAP, resulting in the evaluation of all former QSPEs for consolidation in accordance with ASC 810 on and after the effective date of the amendments. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounting for as a sale. ASC 860, as amended, requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The adoption of the Codification update to ASC 860 had no material effect on the Company's financial statements.

Effective January 1, 2010, the Company adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17") amends ASC 810 to revise the criteria for determining the primary beneficiary to a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criteria which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary. ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not required under such previous guidance. The Company currently has no VIE's thus adoption of the update had no impact on the financial statements.

(1) ***Summary of Significant Accounting Policies, Continued***

(w) ***Impact of New Accounting Standards, Continued***

In July, 2010, the FASB issued Accounting Standards Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures. Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. The provisions of ASU 2010-20 are effective for periods ending after December 15, 2010, with the exception of the amendments to the rollfoward of the allowance for credit losses and the disclosures about modifications which are effective for periods beginning after December 15, 2010. Comparative disclosures are required only for periods ending subsequent to initial adoption. The Company has adopted the disclosure required and has elected to disclose comparative information in the year of adoption.

(2) ***Loans and Allowance for Loan Losses***

The classification of loans at December 31, 2010 and 2009 is as follows:

	In Thousands	
	2010	2009
Mortgage loans on real estate:		
Residential 1-4 family	$ 351,237	374,684
Multifamily	8,711	5,526
Commercial	347,381	324,824
Construction	176,842	198,732
Farmland	38,369	14,090
Second mortgages	15,373	16,847
Equity lines of credit	36,861	35,954
Total mortgage loans on real estate	974,774	970,657
Commercial loans	57,249	74,748
Agriculture loans	3,017	3,093
Consumer installment loans:		
Personal	52,574	60,792
Credit cards	3,160	2,973
Total consumer installment loans	55,734	63,765
Other loans	5,841	4,413
	1,096,615	1,116,676
Net deferred loan fees	(1,347)	(1,415)
Total loans	1,095,268	1,115,261
Less: Allowance for loan losses	(22,177)	(16,647)
Loans, net	$ 1,073,091	1,098,614

At December 31, 2010, variable rate and fixed rate loans totaled $661,584,000 and $433,684,000, respectively. At December 31, 2009, variable rate loans were $656,480,000 and fixed rate loans totaled $458,781,000.

(2) *Loans and Allowance for Loan Losses, Continued*

In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $9,919,000 and $12,305,000 at December 31, 2010 and 2009, respectively. As of December 31, 2010, none of these loans were restructured, nor were any related party loans charged-off during the past three years nor did they involve more than the normal risk of collectibility or present other unfavorable features.

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands	
	December 31,	
	2010	2009
Balance, January 1	$ 12,305	12,966
New loans and renewals during the year	7,509	11,441
Repayments (including loans paid by renewal) during the year	(9,895)	(12,102)
Balance, December 31	$ 9,919	12,305

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $279,000 in 2010, $359,000 in 2009, and $195,000 in 2008.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following table presents the Company's impaired loans at December 31, 2010 and 2009

	In Thousands				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010					
With no related allowance recorded:					
Residential 1-4 family	$ 3,811	3,811	-	5,876	472
Multifamily	406	406	-	464	26
Commercial real estate	3,760	4,260	-	4,780	136
Construction	10,522	10,844	-	6,950	256
Farmland	-	-	-	1,790	-
Second mortgages	706	706	-	644	1
Equity lines of credit	-	-	-	601	-
Commercial	204	204	-	689	11
Agricultural	-	-	-	39	-
	$ 19,409	20,231	-	21,833	902

(2) ***Loans and Allowance for Loan Losses, Continued***

	In Thousands				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010					
With allowance recorded:					
Residential 1-4 family	$ 7,818	7,890	1,275	9,890	351
Multifamily	-	-	-	-	-
Commercial real estate	18,686	18,686	3,816	15,027	347
Construction	8,546	8,914	1,782	8,426	392
Farmland	1,866	1,866	231	3,848	68
Second mortgages	164	164	15	337	-
Equity lines of credit	869	869	159	418	32
Commercial	910	910	670	569	25
Agricultural	155	155	25	39	10
	$ 39,014	39,454	7,973	38,554	1,225
Total					
Residential 1-4 family	11,629	11,701	1,275	15,766	823
Multifamily	406	406	-	464	26
Commercial real estate	22,446	22,946	3,816	19,807	483
Construction	19,068	19,758	1,782	15,376	648
Farmland	1,866	1,866	231	5,638	68
Second mortgages	870	870	15	981	1
Equity lines of credit	869	869	159	1,019	32
Commercial	1,114	1,114	670	1,258	36
Agricultural	155	155	25	78	10
	$ 58,423	59,685	7,973	60,387	2,127
December 31, 2009					
With no related allowance recorded:					
Residential 1-4 family	$ 829	829	-		
Multifamily	-	-	-		
Commercial real estate	21,576	21,576	-		
Construction	709	709	-		
Farmland	-	-	-		
Second mortgages	-	-	-		
Equity lines of credit	867	867	-		
Commercial	-	-	-		
Agricultural	-	-	-		
	$ 23,981	23,981	-		
With allowance recorded:					
Residential 1-4 family	$ 3,569	3,569	585		
Multifamily	-	-	-		
Commercial real estate	10,020	10,020	1,462		
Construction	6,185	6,185	2,165		
Farmland	-	-	-		
Second mortgages	878	878	179		
Equity lines of credit	508	508	508		
Commercial	611	611	361		
Agricultural	-	-	-		
	$ 21,771	21,771	5,260		

(2) ***Loans and Allowance for Loan Losses, Continued***

	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2009			
Total			
Residential 1-4 family	$ 4,398	4,398	585
Multifamily	-	-	-
Commercial real estate	31,596	31,596	1,462
Construction	6,894	6,894	2,165
Farmland	-	-	-
Second mortgages	878	878	179
Equity lines of credit	1,375	1,375	508
Commercial	611	611	361
Agricultural	-	-	-
	$ 45,752	45,752	5,260

The average recorded investment in impaired loans during 2009 was $44,834,000 and the related interest recognized on impaired loans for the year ended December 31, 2009 was $1,591,000.

The following tables present the Company's nonaccrual loans, credit quality indicators and past due loans as of December 31, 2010 and 2009.

Loans on Nonaccrual Status

	In Thousands	
	2010	2009
Residential 1-4 family	$ 3,611	10,568
Multifamily	-	-
Commercial real estate	7,465	8,004
Construction	7,850	5,636
Farmland	1,308	-
Second mortgages	770	670
Equity lines of credit	667	508
Commercial	490	100
Installment and other	-	28
Total	$ 22,161	25,514

(2) ***Loans and Allowance for Loan Losses, Continued***

Credit Quality Indicators

	In Thousands										
	Residential 1-4 Family	Multifamily	Commercial Real Estate	Construction	Farmland	Second Mortgages	Equity Lines of Credit	Commercial	Agricultural	Installment and Other	Total
Credit Risk Profile by Internally Assigned Grade											
December 31, 2010											
Pass	$ 333,971	8,226	324,880	160,457	36,333	13,838	35,834	56,053	2,852	61,005	1,033,449
Special mention	9,567	-	5,873	726	340	588	276	50	155	166	17,741
Substandard	7,699	485	16,628	15,659	1,696	947	751	1,146	10	404	45,425
Doubtful	-	-	-	-	-	-	-	-	-	-	-
Total	$ 351,237	8,711	347,381	176,842	38,369	15,373	36,861	57,249	3,017	61,575	1,096,615
December 31, 2009											
Pass	$ 351,792	5,526	302,420	188,814	14,052	15,709	34,171	71,143	3,076	67,273	1,053,976
Special mention	7,576	-	2,318	778	31	332	235	2,821	-	266	14,357
Substandard	15,316	-	20,086	9,140	7	806	1,548	784	17	639	48,343
Doubtful	-	-	-	-	-	-	-	-	-	-	-
Total	$ 374,684	5,526	324,824	198,732	14,090	16,847	35,954	74,748	3,093	68,178	1,116,676

(2) **Loans and Allowance for Loan Losses, Continued**

Age Analysis of Past Due Loans

	In Thousands						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment Greater Than 90 Days and Accruing
December 31, 2010							
Residential 1-4 family	$ 5,714	1,080	5,141	11,935	339,302	351,237	1,530
Multifamily	53	-	79	132	8,579	8,711	79
Commercial real estate	558	200	7,673	8,431	338,950	347,381	208
Construction	1,830	160	8,028	10,018	166,824	176,842	178
Farmland	1,572	188	1,651	3,411	34,958	38,369	343
Second mortgages	215	48	890	1,153	14,220	15,373	120
Equity lines of credit	73	-	667	740	36,121	36,861	-
Commercial	330	2	492	824	56,425	57,249	2
Agricultural, installment and other	872	159	108	1,139	63,453	64,592	108
Total	$ 11,217	1,837	24,729	37,783	1,058,832	1,096,615	2,568
December 31, 2009							
Residential 1-4 family	$ 5,797	1,915	12,473	20,185	354,499	374,684	1,905
Multifamily	-	-	-	-	5,526	5,526	-
Commercial real estate	2,667	1,088	8,208	11,963	312,861	324,824	204
Construction	1,487	440	5,665	7,592	191,140	198,732	29
Farmland	212	31	-	243	13,847	14,090	-
Second mortgages	172	33	846	1,051	15,796	16,847	176
Equity lines of credit	199	51	658	908	35,046	35,954	150
Commercial	536	12	1,370	1,918	72,830	74,748	1,270
Agricultural, instalment and other	1,035	135	363	1,533	69,738	71,271	335
Total	$ 12,105	3,705	29,583	45,393	1,071,283	1,116,676	4,069

(2) ***Loans and Allowance for Loan Losses, Continued***

Transactions in the allowance for loan losses for the years ended December 31, 2010 and 2009 are summarized as follows:

	In Thousands										
	Residential 1-4 Family	Multifamily	Commercial Real Estate	Construction	Farmland	Second Mortgages	Equity Lines of Credit	Commercial	Agricultural	Installment and Other	Total
December 31, 2010											
Allowance for loan losses:											
Beginning balance	$ 4,268	25	4,499	3,412	151	521	788	1,625	38	1,320	16,647
Provision	3,031	21	3,920	5,907	1,574	(65)	642	(320)	29	95	14,834
Charge-offs	(2,193)	-	(1,134)	(3,791)	(737)	(186)	(663)	(253)	-	(719)	(9,676)
Recoveries	34	-	-	30	-	6	-	111	-	191	372
Ending balance	$ 5,140	46	7,285	5,558	988	276	767	1,163	67	887	22,177
Ending balance individually evaluated for impairment	$ 1,275	-	3,816	1,782	231	15	159	670	25	-	7,973
Ending balance collectively evaluated for impairment	$ 3,865	46	3,469	3,776	757	261	608	493	42	887	14,204
Ending balance loans acquired with deteriorated credit quality	$ -	-	-	-	-	-	-	-	-	-	-
Loans:											
Ending balance	$ 351,237	8,711	347,381	176,842	38,369	15,373	36,861	57,249	3,017	61,575	1,096,615
Ending balance individually evaluated for impairment	$ 11,629	406	22,446	19,068	1,866	870	869	1,114	155	-	58,423
Ending balance collectively evaluated for impairment	$ 339,608	8,305	324,935	157,774	36,503	14,503	35,992	56,135	2,862	61,575	1,038,192
Ending balance loans acquired with deteriorated credit quality	$ -	-	-	-	-	-	-	-	-	-	-

(2) **Loans and Allowance for Loan Losses, Continued**

In Thousands

	Residential 1-4 Family	Multifamily	Commercial Real Estate	Construction	Farmland	Second Mortgages	Equity Lines of Credit	Commercial	Agricultural	Installment and Other	Total
December 31, 2009											
Allowance for loan losses:											
Beginning balance	$ 3,112	18	3,280	2,488	110	380	575	1,185	28	962	12,138
Provision	2,058	7	1,468	1,047	166	387	357	794	10	1,534	7,828
Charge-offs	(935)	-	(252)	(127)	(125)	(261)	(144)	(403)	-	(1,423)	(3,670)
Recoveries	33	-	3	4	-	15	-	49	-	247	351
Ending balance	$ 4,268	25	4,499	3,412	151	521	788	1,625	38	1,320	16,647
Ending balance individually evaluated for impairment	$ 585	-	1,462	2,165	-	179	508	361	-	-	5,260
Ending balance collectively evaluated for impairment	$ 3,683	25	3,037	1,247	151	342	280	1,264	38	1,320	11,387
Ending balance loans acquired with deteriorated credit quality	$ -	-	-	-	-	-	-	-	-	-	-
Loans:											
Ending balance	$ 374,684	5,526	324,824	198,732	14,090	16,847	35,954	74,748	3,093	68,178	1,116,676
Ending balance individually evaluated for impairment	$ 4,398	-	31,596	6,894	-	878	1,375	611	-	-	45,752
Ending balance collectively evaluated for impairment	$ 370,286	5,526	293,228	191,838	14,090	15,969	34,579	74,137	3,093	68,178	1,070,924
Ending balance loans acquired with deteriorated credit quality	$ -	-	-	-	-	-	-	-	-	-	-

(2) ***Loans and Allowance for Loan Losses, Continued***

The Company's principal customers are primarily in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

In 2010, 2009 and 2008, the Company originated and sold loans in the secondary market of $108,038,000, $153,978,000 and $72,744,000, respectively. The fees and gain on sale of these loans totaled $2,275,000, $2,554,000 and $1,466,000 in 2010, 2009 and 2008, respectively.

Of the loans sold in the secondary market, the recourse to Wilson Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, Wilson Bank has a recourse obligation for one year from the purchase date. At December 31, 2009, there were no loans sold to the Federal Home Loan Mortgage Corporation with existing recourse. All other loans sold in the secondary market provide the purchaser recourse to Wilson Bank for a period of 90 days up to one year from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2010, total loans sold with recourse to Wilson Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $107,495,000. At December 31, 2010, Wilson Bank had not been required to repurchase any of the loans originated by Wilson Bank and sold in the secondary market. Management expects no loss to result from these recourse provisions.

(3) ***Debt and Equity Securities***

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2010 consist of the following:

	Securities Held-To-Maturity *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgage-backed:				
Government-sponsored enterprises (GSEs)* residential	$ 1,637	19	6	1,650
Obligations of states and political subdivisions	11,759	369	88	12,040
	$ 13,396	388	94	13,690

	Securities Available-For-Sale *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government and Federal agencies	$ 2,004	8	-	2,012
U.S. Government-sponsored enterprises (GSEs)*	157,089	235	2,646	154,678
Mortgage-backed:				
GSE residential	121,838	31	3,069	118,800
Obligations of states and political subdivisions	1,522	27	7	1,542
	$ 282,453	301	5,722	277,032

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association.

(3) ***Debt and Equity Securities, Continued***

Included in mortgage-backed GSE residential available for sale securities are collateralized mortgage obligations totaling $7,586,000 (fair value of $7,735,000) at December 31, 2010. The Company did not own any collateralized mortgage obligations at December 31, 2009.

The Company's classification of securities at December 31, 2009 is as follows:

	Securities Held-To-Maturity *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgage-backed:				
Government-sponsored enterprises (GSEs)* residential	$ 14	-	-	14
Obligations of states and political subdivisions	12,156	458	20	12,594
	$ 12,170	458	20	12,608

	Securities Available-For-Sale *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government and Federal agencies	$ 1,000	5	-	1,005
U.S. Government-sponsored enterprises (GSEs)*	246,541	636	1,485	245,692
Mortgage-backed:				
GSE residential	1,349	37	-	1,386
Obligations of states and political subdivisions	1,522	42	-	1,564
	$ 250,412	720	1,485	249,647

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association.

The amortized cost and estimated market value of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-To-Maturity	*In Thousands* Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,371	1,385
Due after one year through five years	5,068	5,315
Due after five years through ten years	3,046	3,136
Due after ten years	2,274	2,204
	11,759	12,040
Mortgage-backed securities	1,637	1,650
	$ 13,396	13,690

(3) *Debt and Equity Securities, Continued*

Securities Available-For-Sale	In Thousands	
	Amortized Cost	Estimated Market Value
Due in one year or less	$ 2,004	2,012
Due after one year through five years	89,576	88,454
Due after five years through ten years	67,827	66,547
Due after ten years	1,208	1,219
	160,615	158,232
Mortgage-backed securities	121,838	118,800
	$ 282,453	277,032

Results from sales of debt and equity securities are as follows:

	In Thousands		
	2010	2009	2008
Gross proceeds	$ 59,532	56,452	86,378
Gross realized gains	$ 551	551	425
Gross realized losses	19	51	194
Net realized gains	$ 532	500	231

Securities carried in the balance sheet of approximately $147,308,000 (approximate market value of $144,801,000) and $119,939,000 (approximate market value of $119,741,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2010 and 2009, respectively.

Included in the securities above are $11,257,000 (approximate market value of $11,539,000) and $11,453,000 (approximate market value of $11,884,000) at December 31, 2010 and 2009, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $26,000 (approximate market value of $27,000) and $36,000 (approximate market value of $37,000) at December 31, 2010 and 2009, respectively.

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010.

(3) Debt and Equity Securities, Continued

Available for sale and held to maturity securities that have been in a continuous unrealized loss position are as follows:

	In Thousands, Except Number of Securities							
	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
Held to Maturity Securities:								
Debt securities:								
Mortgage-backed: GSE residential	$ 1,034	$ 6	1	$ -	$ -	-	$ 1,034	$ 6
Obligations of states and political subdivisions	3,278	88	14	-	-	-	3,278	88
	$ 4,312	$ 94	15	$ -	$ -	-	$ 4,312	$ 94
Available-for-Sale Securities:								
Debt securities:								
U.S. Government and Federal agencies	$ -	$ -	-	$ -	$ -	-	$ -	$ -
GSEs	102,458	2,646	36	-	-	-	102,458	2,646
Mortgage-backed: GSE residential	113,512	3,069	34	-	-	-	113,512	3,069
Obligations of states and political subdivisions	345	7	1	-	-	-	345	7
	$ 216,315	$ 5,722	71	$ -	$ -	-	$ 216,315	$ 5,722

(4) Restricted Equity Securities

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $3,012,000 at December 31, 2010 and 2009. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) Premises and Equipment

The detail of premises and equipment at December 31, 2010 and 2009 is as follows:

	In Thousands	
	2010	2009
Land	$ 14,520	13,384
Buildings	20,993	20,544
Leasehold improvements	140	140
Furniture and equipment	5,168	7,292
Automobiles	104	177
Construction-in-progress	644	-
	41,569	41,537
Less accumulated depreciation	(9,628)	(10,672)
	$ 31,941	30,865

(5) ***Premises and Equipment, Continued***

During 2010 and 2009 payments of $503,000 and $299,000, respectively, were made to a director for building repairs and maintenance and construction of buildings.

Depreciation expense was $1,527,000, $1,675,000 and $1,794,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

(6) ***Acquired Intangible Assets and Goodwill***

The intangible assets result from the excess of purchase price over the applicable book value of the net assets acquired of 50% owned subsidiaries in 2005:

Amortizable intangible assets:

	In Thousands	
	2010	2009
Premium on purchased deposits	$ 2,787	2,787
Accumulated amortization	2,279	1,883
	$ 508	904

	For the Year Ended December 31,		
	2010	2009	2008
Amortization expense	$ 396	396	396

Estimated amortization expense:

For the Year Ended	
2011	$ 396
2012	112

The premium on purchased deposits is being amortized on a straight-line basis over 7 years.

	In Thousands	
	2010	2009
Goodwill:		
Balance at January 1,	$ 4,805	4,805
Goodwill acquired during year	-	-
Impairment loss	-	-
Balance at December 31,	$ 4,805	4,805

(7) ***Other Assets***

Other assets were $8,572,000 and $10,508,000 at December 31, 2010 and 2009, respectively. During 2009, the Federal Deposit Insurance Corporation ("FDIC") required all members to prepay three years of estimated deposit insurance premiums. The Company's assessment was $7,176,000 and is included in other assets as a prepaid expense at December 31, 2009. During 2010, the Company expensed $2,071,000 of the prepaid insurance premium, which is included in non-interest expense.

(8) ***Deposits***

Deposits at December 31, 2010 and 2009 are summarized as follows:

	In Thousands	
	2010	2009
Demand deposits	$ 100,248	94,947
Savings accounts	58,382	39,657
Negotiable order of withdrawal accounts	237,715	196,239
Money market demand accounts	259,404	224,742
Certificates of deposit $100,000 or greater	275,738	336,527
Other certificates of deposit	303,851	327,660
Individual retirement accounts $100,000 or greater	43,207	41,821
Other individual retirement accounts	52,737	49,113
	$ 1,331,282	1,310,706

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2010 are as follows:

Maturity	(In Thousands) Total
2011	$ 383,210
2012	218,364
2013	47,700
2014	7,858
2015	17,993
Thereafter	408
	$ 675,533

The aggregate amount of overdrafts reclassified as loans receivable was $374,000 and $354,000 at December 31, 2010 and 2009, respectively.

Wilson Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2010 and 2009 were approximately $1,500,000 and $2,750,000, respectively.

(9) ***Securities Sold Under Repurchase Agreements***

Securities sold under repurchase agreements were $6,536,000 and $6,499,000 at December 31, 2010 and 2009, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2010 and 2009 was $6,536,000 and $7,810,000, respectively. The average daily balance outstanding during 2010 and 2009 was $5,618,000 and $6,087,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2010 and 2009 was .94% and 1.67%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(10) ***Advances from Federal Home Loan Bank***

The advances from the Federal Home Loan Bank at December 31, 2009 of $13,000 had a weighted average interest rate of 7.09%.

These advances are collateralized by a required blanket pledge of qualifying mortgage loans.

(11) *Non-Interest Income and Non-Interest Expense*

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2010	2009	2008
Non-interest income:			
Service charges on deposits	$ 5,354	5,786	6,034
Other fees and commissions	6,105	5,140	5,382
Security gains, net	532	500	231
Fees and gains on sales of loans	2,275	2,554	1,466
Other income	-	1	9
	$ 14,266	13,981	13,122

	In Thousands		
	2010	2009	2008
Non-interest expense:			
Employee salaries and benefits	$ 18,799	20,266	20,097
Occupancy expenses	2,407	2,481	2,288
Furniture and equipment expenses	1,251	1,421	1,541
Loss on sale of fixed assets	-	-	20
Loss on sales of other assets, net	21	51	15
Loss on sales of other real estate, net	1,113	822	398
Data processing expenses	1,255	1,042	1,084
FDIC insurance	2,232	2,504	828
Directors' fees	733	783	807
Other operating expenses	8,894	8,334	7,861
	$ 36,705	37,704	34,939

(12) *Income Taxes*

The components of the net deferred tax asset are as follows:

	In Thousands	
	2010	2009
Deferred tax asset:		
Federal	$ 9,333	6,023
State	1,586	1,007
	10,919	7,030
Deferred tax liability:		
Federal	(1,071)	(1,306)
State	(219)	(267)
	(1,290)	(1,573)
	$ 9,629	5,457

(12) ***Income Taxes, Continued***

The tax effects of each type of significant item that gave rise to deferred tax assets (liabilities) are:

	In Thousands	
	2010	2009
Financial statement allowance for loan losses in excess of tax allowance	$ 8,169	6,150
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(615)	(747)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	674	587
Financial statement income on FHLB stock dividends not recognized for tax purposes	(480)	(480)
Deposit base premium related to acquisition of minority interest	(194)	(346)
Unrealized loss on securities available-for-sale	2,075	293
	$ 9,629	5,457

The components of income tax expense (benefit) are summarized as follows:

	In Thousands		
	Federal	State	Total
2010			
Current	$ 6,991	1,226	8,217
Deferred	(2,065)	(324)	(2,389)
Total	$ 4,926	902	5,828
2009			
Current	$ 7,591	1,528	9,119
Deferred	(1,626)	(313)	(1,939)
Total	$ 5,965	1,215	7,180
2008			
Current	$ 6,620	1,303	7,923
Deferred	(758)	(124)	(882)
Total	$ 5,862	1,179	7,041

A reconciliation of actual income tax expense of $5,828,000, $7,180,000 and $7,041,000 for the years ended December 31, 2010, 2009 and 2008, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2010	2009	2008
Computed "expected" tax expense	$ 5,051	6,374	6,269
State income taxes, net of Federal income tax benefit	587	818	775
Tax exempt interest, net of interest expense exclusion	(196)	(199)	(218)
Federal income tax rate in excess of statutory rate related to taxable income over $10 million	194	216	187
Earnings on cash surrender value of life insurance	(19)	(29)	(16)
Expenses not deductible for tax purposes	19	25	26
Stock based compensation expense	7	7	7
Other	185	(32)	11
	$ 5,828	7,180	7,041

(12) ***Income Taxes, Continued***

Total income tax expense for 2010, 2009 and 2008, includes $204,000, $191,000 and $88,000 of expense related to the realized gain and loss, respectively, on sale of securities.

As of December 31, 2010, 2009 or 2008 the Company has not accrued or recognized interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

There were no unrecognized tax benefits at December 31, 2010.

Wilson Bank does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months. Included in the balance at December 31, 2010, were approximately $10.9 million of tax positions (deferred tax assets) for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company and its subsidiary file income tax returns in the United States ("U.S."), as well as in the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007, which would include audits of acquired entities. The Company's Federal tax returns have been audited through December 31, 2003 with no changes.

(13) ***Commitments and Contingent Liabilities***

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

In addition, the Company is currently involved in three lawsuits in which borrowers have alleged improper conduct by a former officer of the Company. Two of the three lawsuits relate to counter claims in which actions were brought by the Company to collect loans in default. While all these cases are in the discovery phase, each one continues to age as they are thirty, thirty and twenty-three months old, respectively. Management believes losses, if any, will not be material.

Wilson Bank leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Years Ending December 31,	*In Thousands*
2011	$ 156
2012	111
2013	64
2014	49
2015	19

Total rent expense amounted to $189,000, $185,000 and $179,000, respectively, during the years ended December 31, 2010, 2009 and 2008.

The Company has lines of credit with other financial institutions totaling $38,000,000. At December 31, 2010 and 2009, there was no balance outstanding under these lines of credit.

(14) ***Financial Instruments with Off-Balance-Sheet Risk***

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

(14) ***Financial Instruments with Off-Balance-Sheet Risk, Continued***

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands	
	Contract or Notional Amount	
	2010	2009
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 163,834	152,715
Standby letters of credit	19,138	17,612
Total	$ 182,972	170,327

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $19.1 million at December 31, 2010.

(15) ***Concentration of Credit Risk***

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of Wilson Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2010, the Company's cash and due from banks and federal funds sold included commercial bank deposits aggregating $3,981,000 in excess of the Federal Deposit Insurance Corporation limit of $250,000 per depositor.

Federal funds sold were deposited with one bank.

(16) ***Employee Benefit Plan***

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2010, 2009 and 2008, Wilson Bank contributed $218,000, $1,310,000 and $1,225,000, respectively, to the 401(k) Plan.

(17) ***Dividend Reinvestment Plan***

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 79,816 in 2010, 95,403 in 2009 and 108,132 in 2008 were sold to participants under the terms of the DRIP.

(18) ***Regulatory Matters and Restrictions on Dividends***

The Company and Wilson Bank are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Wilson Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Wilson Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Company and Wilson Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized Wilson Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Wilson Bank's category. The Company's and Wilson Bank's actual capital amounts and ratios as of December 31, 2010 and 2009, are also presented in the table:

	Actual		*Minimum Capital Requirement*		*Minimum To Be Well Capitalized Under Prompt Corrective Action Provision*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
			(dollars in thousands)			
December 31, 2010:						
Total capital to risk weighted assets:						
Consolidated	$ 157,373	13.2%	$ 95,378	8.0%	N/A	N/A
Wilson Bank	154,156	12.9	95,601	8.0	$ 119,501	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	142,366	11.9	47,854	4.0	N/A	N/A
Wilson Bank	139,132	11.7	47,566	4.0	71,350	6.0
Tier 1 capital to average assets:						
Consolidated	142,366	9.6	59,319	4.0	N/A	N/A
Wilson Bank	139,132	9.3	59,842	4.0	74,802	5.0

(18) ***Regulatory Matters and Restrictions on Dividends, Continued***

	Actual		*Minimum Capital Requirement*		*Minimum To Be Well Capitalized Under Prompt Corrective Action Provision*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
			(dollars in thousands)			
December 31, 2009:						
Total capital to risk weighted assets:						
Consolidated	$ 148,856	12.8%	$ 93,035	8.0%	N/A	N/A
Wilson Bank	148,518	12.8	92,824	8.0	$ 116,030	10.0%
Tier 1 capital to risk weighted assets:						
Consolidated	134,320	11.6	46,317	4.0	N/A	N/A
Wilson Bank	133,982	11.5	46,602	4.0	69,904	6.0
Tier 1 capital to average assets:						
Consolidated	134,320	9.3	57,772	4.0	N/A	N/A
Wilson Bank	133,982	9.3	57,627	4.0	72,033	5.0

(19) ***Deferred Compensation Plan***

Wilson Bank provides its executive officers a deferred compensation plan (the "Deferred Compensation Plan"), which also provides for death and disability benefits. The Deferred Compensation Plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were ten employees participating in the Deferred Compensation Plan at December 31, 2010.

The Deferred Compensation Plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65 and/or age 55 after 20 years of service. The Deferred Compensation Plan also provides benefits over a period of fifteen years in the event the executive should die or become disabled prior to reaching retirement. Wilson Bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of Wilson Bank and are payable to Wilson Bank. At December 31, 2010 and 2009, the deferred compensation liability totaled $1,597,000 and $1,350,000, respectively, the cash surrender value of life insurance was $1,554,000 and $1,497,000, respectively, and the face amount of the insurance policies in force approximated $5,358,000 and $5,358,000, respectively. The Deferred Compensation Plan is not qualified under Section 401 of the Internal Revenue Code.

(20) ***Stock Option Plan***

In April 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "1999 Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 200,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may reserve additional shares for issuance under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Stock Option Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

(20) ***Stock Option Plan, Continued***

In April 2009, the Company's shareholders approved the Wilson Bank Holding Company 2009 Stock Option Plan (the "2009 Stock Option Plan"). The 2009 Stock Option Plan is effective as of April 14, 2009 and replaces the 1999 Stock Option Plan which expired on April 13, 2009. Under the 2009 Stock Option Plan, awards may be in the form of options to acquire common stock of the Company. Subject to adjustment as provided by the terms of the 2009 Stock Option Plan, the maximum number of shares of common stock with respect to which awards may be granted under the 2009 Stock Option Plan is 75,000 shares. As of December 31, 2010, the Company has granted 19,250 options to employees pursuant to the 2009 Stock Option Plan.

Under the 2009 Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2010, 2009 and 2008:

	2010	2009	2008
Expected dividends	2.37%	2.24%	2.2%
Expected term (in years)	7.75	7.75	7.75
Expected volatility	15%	15%	15%
Risk-free rate	3.39%	2.07%	5.16%

The expected volatility is based on historical volatility adjusted for consideration of other relevant factors. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

A summary of the stock option activity for 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	41,370	$ 24.73	66,586	$ 18.19	84,130	$ 16.76
Granted	19,250	37.75	6,250	35.75	2,499	31.70
Exercised	(3,659)	20.92	(29,630)	12.54	(17,520)	13.23
Forfeited or expired	(3,069)	26.85	(1,836)	21.72	(2,523)	18.24
Outstanding at end of year	53,892	$ 29.46	41,370	$ 24.73	66,586	$ 18.19
Options exercisable at year end	11,574	$ 21.81	9,851	$ 21.12	26,572	$ 14.38

(20) ***Stock Option Plan, Continued***

The following table summarizes information about fixed stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at 12/31/10	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable at 12/31/10	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
$ 11.46 - $ 17.19	9,093	$ 15.99	1.6 years	5,022	$ 16.05	1.6 years
$ 17.20 - $ 25.79	9,722	$ 22.59	3.7 years	3,581	$ 23.02	3.7 years
$ 25.80 - $ 37.75	35,077	$ 34.85	7.9 years	2,971	$ 30.10	6.0 years
	53,892			11,574		
Aggregate intrinsic value (in thousands)	$ 528			$ 202		

The weighted average fair value at the grant date of options granted during the years 2010, 2009 and 2008 was $6.01, $4.68 and $7.48, respectively. The total intrinsic value of options exercised during the years 2010, 2009 and 2008 was $67,000, $732,000 and $386,000, respectively.

As of December 31, 2010, there was $148,000 of total unrecognized cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted-average period of 4.6 years.

(21) ***Earnings Per Share***

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

	In Thousands (except share data)		
	2010	2009	2008
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 9,027	11,567	11,398
Denominator - Weighted average number of common shares outstanding	7,198,711	7,101,084	6,996,442
Basic earnings per common share	$ 1.25	1.63	1.63
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 9,027	11,567	11,398
Denominator:			
Weighted average number of common shares outstanding	7,198,711	7,101,084	6,996,442
Dilutive effect of stock options	8,253	11,232	29,379
	7,206,964	7,112,316	7,025,821
Diluted earnings per common share	$ 1.25	1.63	1.62

(22) ***Wilson Bank Holding Company - Parent Company Financial Information***

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Balance Sheets

December 31, 2010 and 2009

	Dollars In Thousands	
	2010	2009
ASSETS		
Cash	$ 3,070*	110*
Investment in wholly-owned commercial bank subsidiary	141,099*	139,219*
Refundable income taxes	164	228
Total assets	$ 144,333	139,557
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 15,000,000 shares, 7,225,088 and 7,147,582 shares issued and outstanding, respectively	$ 14,450	14,295
Additional paid-in capital	43,790	41,022
Retained earnings	89,439	84,712
Net unrealized losses on available-for-sale securities, net of income taxes of $2,075 and $293, respectively	(3,346)	(472)
Total stockholders' equity	144,333	139,557
Total liabilities and stockholders' equity	$ 144,333	139,557

*Eliminated in consolidation.

(22) Wilson Bank Holding Company -
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

Three Years Ended December 31, 2010

	Dollars In Thousands		
	2010	2009	2008
Expenses:			
Directors' fees	$ 346	376	376
Other	45	60	43
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries	(391)	(436)	(419)
Federal income tax benefits	164	228	216
	(227)	(208)	(203)
Equity in undistributed earnings of commercial bank subsidiary	9,254*	11,775*	11,601*
Net earnings	9,027	11,567	11,398
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale-securities arising during period, net of taxes of $1,578, $250 and $23, respectively	(2,546)	405	(36)
Reclassification adjustments for net gains included in net earnings, net of taxes of $204, $191 and $88, respectively	(328)	(309)	(143)
Other comprehensive earnings (losses)	(2,874)	96	(179)
Comprehensive earnings	$ 6,153	11,663	11,219

*Eliminated in consolidation.

(22) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2010

	Dollars In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2007	$ 13,833	34,373	70,368	(389)	118,185
Cash dividends declared, $.60 per share	-	-	(4,168)	-	(4,168)
Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan	216	3,487	-	-	3,703
Cumulative effect of change in accounting principle related to deferred compensation plan net of taxes of $46	-	-	(74)	-	(74)
Issuance of 17,520 shares of stock pursuant to exercise of stock options	35	197	-	-	232
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111	-	-	-	(179)	(179)
Net earnings for the year	-	-	11,398	-	11,398
Balance December 31, 2008	14,084	38,078	77,524	(568)	129,118
Cash dividends declared, $.62 per share	-	-	(4,379)	-	(4,379)
Issuance of 95,403 shares of stock pursuant to dividend reinvestment plan	191	3,268	-	-	3,459
19,493 common shares repurchased	(39)	(658)	-		(697)
Issuance of 29,630 shares of stock pursuant to exercise of stock options	59	312	-	-	371
Share based compensation expense	-	22	-	-	22
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $59	-	-	-	96	96
Net earnings for the year	-	-	11,567	-	11,567
Balance December 31, 2009	14,295	41,022	84,712	(472)	139,557
Cash dividends declared, $.60 per share	-	-	(4,300)	-	(4,300)
Issuance of 79,816 shares of stock pursuant to dividend reinvestment plan	160	2,892	-	-	3,052
5,969 common shares repurchased	(12)	(213)	-	-	(225)
Issuance of 3,659 shares of stock pursuant to exercise of stock options	7	69	-	-	76
Share based compensation expense	-	20	-	-	20
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $1,782	-	-	-	(2,874)	(2,874)
Net earnings for the year	-	-	9,027	-	9,027
Balance December 31, 2010	$ 14,450	43,790	89,439	(3,346)	144,333

(22) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows

Three Years Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2010	2009	2008
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (371)	(414)	(398)
Tax benefits received	228	216	176
Net cash used in operating activities	(143)	(198)	(222)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiary	4,500	1,000	766
Net cash provided by investing activities	4,500	1,000	766
Cash flows from financing activities:			
Dividends paid	(4,300)	(4,379)	(4,168)
Proceeds from sale of stock	3,052	3,459	3,703
Proceeds from exercise of stock options	76	371	232
Common shares repurchased	(225)	(697)	-
Net cash used in financing activities	(1,397)	(1,246)	(233)
Net increase (decrease) in cash and cash equivalents	2,960	(444)	311
Cash and cash equivalents at beginning of year	110	554	243
Cash and cash equivalents at end of year	$ 3,070	110	554

(22) Wilson Bank Holding Company - Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows, Continued

Three Years Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2010	2009	2008
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 9,027	11,567	11,398
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(9,254)	(11,775)	(11,601)
Decrease (increase) in refundable income taxes	64	(12)	(40)
Share based compensation expense	20	22	21
Total adjustments	(9,170)	(11,765)	(11,620)
Net cash used in operating activities	$ (143)	$ (198)	(222)

(23) ***Disclosures About Fair Value of Financial Instruments***

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Short Term Investments

The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

(23) Disclosures About Fair Value of Financial Instruments, Continued

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans for example, commercial real estate and investment property mortgage loans, commercial and industrial loans are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

The fair values disclosed for demand deposits (for example, interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).

The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason, the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

(23) ***Disclosures About Fair Value of Financial Instruments, Continued***

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Asset and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2010		
(in thousands)	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities available-for-sale:				
Debt securities	$ 277,032	2,012	275,020	-
Securities held to maturity	13,396	-	13,690	-
Cash surrender value of life insurance	1,554	-	-	1,554
Total assets at fair value	$ 291,982	2,012	288,710	1,554

		Fair Value Measurements at December 31, 2009		
(in thousands)	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities available-for-sale:				
Debt securities	$ 249,647	1,005	248,642	-
Securities held to maturity	12,170	-	12,608	-
Cash surrender value of life insurance	1,497	-	-	1,497
Total assets at fair value	$ 263,314	1,005	261,250	1,497

The Company does not measure any liabilities at fair value on a recurring basis.

The following table below presents, for the year ended December 31, 2010 and 2009, the changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis.

	2010		2009	
	Assets	Liabilities	Assets	Liabilities
Fair value, January 1,	$ 1,497	-	$ 1,398	-
Total realized gains included in income	57	-	99	-
Purchases, issuances and settlements, net	-	-	-	-
Transfers in and/or (out) of Level 3	-	-	-	-
Fair value December 31,	$ 1,554	-	$ 1,497	-
Total realized gains (losses) included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31,	$ -	-	$ -	-

(23) Disclosures About Fair Value of Financial Instruments, Continued

Assets Measured at Fair Value on a Nonrecurring Basis

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2010 and 2009, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at December 31, 2010		
(in thousands)	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 50,450	-	-	50,450
Other real estate	13,741	-	-	13,741
Repossessed assets	41	-	-	41
	$ 64,232	-	-	64,232

		Fair Value Measurements at December 31, 2009		
(in thousands)	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 40,492	-	-	40,492
Other real estate	3,924	-	-	3,924
Repossessed assets	22	-	-	22
	$ 44,438	-	-	44,438

(23) ***Disclosures About Fair Value of Financial Instruments, Continued***

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

	In Thousands			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 38,282	38,282	31,512	31,512
Securities available-for-sale	277,032	277,032	249,647	249,647
Securities held-to-maturity	13,396	13,690	12,170	12,608
Loans, net of unearned interest	1,095,268		1,115,261	
Less: allowance for loan losses	22,177		16,647	
Loans, net of allowance	1,073,091	1,075,663	1,098,614	1,100,515
Loans held for sale	7,845	7,845	5,027	5,027
Restricted equity securities	3,012	3,012	3,012	3,012
Accrued interest receivable	6,252	6,252	7,563	7,563
Cash surrender value of life insurance	1,554	1,554	1,497	1,497
Other real estate	13,741	13,741	3,924	3,924
Financial liabilities:				
Deposits	1,331,282	1,339,747	1,310,706	1,316,097
Securities sold under repurchase agreements	6,536	6,536	6,499	6,499
Advances from Federal Home Loan Bank	-	-	13	13
Accrued interest payable	3,762	3,762	4,923	4,923
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Wilson Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(24) *Quarterly Financial Data (Unaudited)*

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	(In Thousands, except per share data)							
	2010				2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 18,376	18,919	19,669	19,216	19,781	20,516	20,395	20,401
Net interest income	13,178	13,077	13,381	12,492	12,635	12,914	12,363	12,386
Provision for loan losses	4,666	1,989	6,073	2,106	3,303	1,164	1,297	2,064
Earnings before income taxes	2,827	5,122	2,683	4,223	2,908	5,172	5,369	5,298
Net earnings	1,687	3,100	1,655	2,585	1,907	3,162	3,273	3,225
Basic earnings per common share	.23	.43	.23	.36	.27	.44	.46	.46
Diluted earnings per common share	.23	.43	.23	.36	.27	.44	.46	.45

(25) *Subsequent Events*

The Company adopted the provisions of FASB ASC 855, "Subsequent Event", during 2009. FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of FASB ASC 855 did not impact the Company's financial statements. Management evaluated all events or transactions that occurred after December 31, 2010, the date of the issuance of these financial statements. During this period the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the financial statements.

This financial information has not been reviewed for accuracy or relevance by the FDIC.

Holding Company & Stock Information

Wilson Bank Holding Company Directors and Executive Officers

Jack Bell, Chairman; Randall Clemons, President & CEO; Charles Bell; Jimmy Comer; Mackey Bentley; Jerry Franklin; John Freeman; Harold Patton; James Anthony Patton; Elmer Richerson, Executive Vice President; John R. Trice; Bob VanHooser.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 1, 2011 was 3,167. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2009 and 2010.

Stock Prices

2009	High	Low
First Quarter	$35.75	$35.25
Second Quarter	$36.25	$35.75
Third Quarter	$36.75	$36.25
Fourth Quarter	$37.25	$36.75
2010		
First Quarter	$37.75	$37.25
Second Quarter	$38.25	$37.75
Third Quarter	$38.75	$38.25
Fourth Quarter	$39.25	$38.75

On January 1, 2009, a $.30 per share cash dividend was declared and on July 1, 2009, a $.32 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2010, a $.30 per share cash dividend was declared and on July 1, 2010 a $.30 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition, economic and regulatory consideration.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 12, 2011
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Lisa Pominski, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-6612.

NOTES

WILSON BANK HOLDING COMPANY FIVE YEAR PERFORMANCE INDEX

The following graph compares the percentage change in the unaudited total return on the Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Index and The Carson Medlin Company's Independent Bank Index between December 31, 2005 and December 31, 2010. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2005 and that all dividends were reinvested.

200
150
100
50

2005 2006 2007 2008 2009 2010



	2005	2006	2007	2008	2009	2010
Wilson Bank Holding Company	100	114	132	144	154	165
Independent Bank Index	100	112	90	77	88	87
NASDAQ Index	100	110	119	57	83	98

WILSON
BANK HOLDING CO.

623 West Main Street • Lebanon, Tennessee 37087
(615) 444-BANK (2265)
www.wilsonbank.com